Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

Ultralife Corporation

at

$16.00 per share, payable in cash

by

EnerSys Mergersub Inc.

a wholly owned subsidiary of

EnerSys

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M., NEW YORK CITY TIME,

ON DECEMBER 3, 2026 UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

EnerSys Mergersub Inc., a Delaware corporation (which we refer to as “Merger Sub”) and a wholly owned subsidiary of EnerSys, a Delaware corporation (which we refer to as “EnerSys” or “Parent”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as defined below, any and all of the outstanding shares of common stock, par value $0.10 per share (which we refer to as the “Shares”), of Ultralife Corporation, a Delaware corporation (which we refer to as “Ultralife” or the “Company”), in exchange for $16.00 per Share, payable in cash, without interest and subject to reduction for any applicable withholding taxes (which we refer to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (which we refer to as this “Offer to Purchase”) and in the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with this Offer to Purchase and other related tender offer materials, as each may be amended, supplemented or otherwise modified from time to time, constitutes, and we refer to as, the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 27, 2026 (which, as it may be amended, supplemented or otherwise modified from time to time, we refer to as the “Merger Agreement”), by and among EnerSys, Merger Sub and Ultralife. The Merger Agreement provides, among other things, that if the Offer is consummated, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into Ultralife (which we refer to as the “Merger”) without a vote of the stockholders of Ultralife in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”), with Ultralife continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than any Shares held by Ultralife, EnerSys, Merger Sub or any of their respective wholly owned subsidiaries or by any person who is entitled to and properly demands for appraisal of his or her Shares in the time and manner provided in Section 262 of the DGCL) will be converted into the right to receive the Offer Price. As a result of the Merger, Ultralife will cease to be a publicly traded company and will become a wholly owned subsidiary of EnerSys. Under no circumstances will interest be paid on the consideration for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

- i -

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (A) the Merger Agreement not having been validly terminated (the “Termination Condition”); (B) satisfaction of the Minimum Condition; (C) expiration or termination of the applicable waiting period under the HSR Act and receipt of clearance under the United Kingdom National Security and Investment Act 2021 (the “NSIA”); (D) receipt of any required clearance, approval, consent or decision, or expiration or termination of any required waiting period, under applicable Law of any jurisdiction other than the United States; (E) the absence of any Law or Order (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any Governmental Entity of competent jurisdiction (each, a “Restraint”); (F) satisfaction of the applicable representations and covenants conditions in the Merger Agreement; (G) the absence of a continuing Material Adverse Effect; and (H) receipt of the required executive-officer certificate. The Offer is also subject to the other conditions described in Section 15—“Conditions to the Offer.”

The Board of Directors of Ultralife has unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Ultralife and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of Ultralife accept the Offer and tender their Shares to Merger Sub pursuant to the Offer (the “Company Recommendation”), in each case on the terms and subject to the conditions of the Merger Agreement.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

October 28, 2026

- ii -

IMPORTANT

If you desire to tender all or any portion of your Shares to Merger Sub pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, with any required signature guarantees if the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal and any other required documents to Equiniti Trust Company, LLC, a New York limited liability trust company, in its capacity as Depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Merger Sub pursuant to the Offer.

* * * * *

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its addresses and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

28 Liberty Street, 53rd Floor

New York, NY 10005

Stockholders may call toll free: (866) 388-7535

Banks and Brokers may call collect: 212-931-0845

- iii -

- iv -

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related tender offer materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related tender offer materials in their entirety. EnerSys and Merger Sub have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Ultralife contained herein and elsewhere in the Offer to Purchase has been provided to EnerSys and Merger Sub by Ultralife or has been taken from or is based upon publicly available documents or records of Ultralife on file with the SEC at the time of the Offer. EnerSys and Merger Sub have not independently verified the accuracy and completeness of such information.

Securities Sought	Subject to certain conditions, including the satisfaction of the Minimum Condition, as defined below, any and all of the outstanding shares of common stock, par value $0.10 per share, of Ultralife Corporation. Unless the context otherwise requires, in this Offer to Purchase, the term “Shares” refers to shares of Ultralife common stock.

Consideration Offered Per Share	$16.00 per Share, payable in cash without interest and subject to reduction for any applicable withholding taxes (which we refer to as the “Offer Price”).

Scheduled Expiration of Offer	At 5:00 p.m., New York City time, on December 3, 2026 unless the Offer is extended or terminated. See Section 1—“Terms of the Offer.”

Merger Sub	EnerSys Mergersub Inc., a Delaware corporation and a wholly owned subsidiary of EnerSys, a Delaware corporation.

Who is offering to purchase my shares?

EnerSys Mergersub Inc., or “Merger Sub,” a wholly owned subsidiary of EnerSys, is offering to purchase for cash, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the outstanding Shares. Merger Sub is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Merger Sub will be merged with and into Ultralife. See the “Introduction” and Section 8—“Certain Information Concerning EnerSys and Merger Sub.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Merger Sub and, where appropriate, EnerSys. We use the term “EnerSys” to refer to EnerSys alone, the term “Merger Sub” to refer to EnerSys Mergersub Inc. alone and the terms “Ultralife” and the “Company” to refer to Ultralife Corporation alone. We use the term “Acquired Corporation” to refer to each of Ultralife and its subsidiaries, and we refer to Ultralife and its subsidiaries, collectively, as the “Acquired Corporations.”

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and the entire equity interests in, Ultralife. If the Offer is consummated, pursuant to the Merger Agreement, EnerSys intends, as soon as practicable following the Acceptance Time (as defined below), to cause Merger Sub to consummate the Merger (as defined below). Upon consummation of the Merger (as defined below), Ultralife would cease to be a publicly traded company and would be a wholly owned subsidiary of EnerSys.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $16.00 per Share, payable in cash without interest and subject to reduction for any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1—“Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. EnerSys, Merger Sub and Ultralife have entered into an Agreement and Plan of Merger, dated as of October 27, 2026 (as it may be amended, supplemented or otherwise modified from time to time, we refer to as the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Merger Sub with and into Ultralife (which we refer to as the “Merger”). If the conditions to the Offer (including the Minimum Condition) are satisfied or waived and we consummate the Offer, we intend to effect the Merger without any vote or other action by the stockholders of Ultralife pursuant to Section 251(h) of the DGCL.

See Section 11—“The Merger Agreement; Other Agreements” and Section 15—“Conditions to the Offer.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by EnerSys and Merger Sub to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the payment in respect of outstanding Company Stock Options and Company Restricted Stock, to provide funding for the Merger, to repay all outstanding indebtedness under Ultralife’s Existing Credit Agreement and to pay related fees and expenses, is approximately $320 million, plus related fees and expenses. EnerSys and Merger Sub currently have, and will have, available to them, through a variety of sources, including cash on hand and borrowings under EnerSys’s existing credit facilities, funds necessary for the payment of the aggregate Offer Price and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby. Neither EnerSys nor Merger Sub has entered into any financing commitment in connection with the Merger Agreement or the transactions contemplated thereby.

See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No, we do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•

EnerSys and Merger Sub currently have, and will have, available to them, through a variety of sources, including cash on hand and borrowings under EnerSys’s existing credit facilities, sufficient funds to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same consideration in the Merger as was paid in the Offer (i.e., the Offer Price).

See Section 9—“Source and Amount of Funds” and Section 11—“The Merger Agreement; Other Agreements.”

Does EnerSys or Merger Sub already own Shares?

No. Except for the Shares that EnerSys and Merger Sub may be deemed to beneficially own as a result of the Support Agreement (as to which EnerSys and Merger Sub disclaim beneficial ownership), as of October 27, 2026, neither EnerSys nor Merger Sub beneficially owns any Shares.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 5:00 p.m., New York City time, on December 3, 2026 unless we extend the Offer pursuant to the terms of the Merger Agreement (we refer to such date and time, as it may be extended in accordance with the terms of the Merger Agreement, as the “Expiration Date”) or the Offer is earlier terminated. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

The date and time at which Merger Sub accepts for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer is referred to as the “Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended.

Under the Merger Agreement, if, as of the then-scheduled Expiration Date, the Minimum Condition or any other Offer Condition has not been satisfied (and in the case of any Offer Condition that by its nature is to be satisfied at the Acceptance Time, is not then capable of being satisfied) or waived by Merger Sub or EnerSys, to the extent waivable by Merger Sub or EnerSys, Merger Sub may extend the Offer on one or more occasions in consecutive increments of up to ten (10) Business Days each (the length of each such period to be determined by EnerSys, or such longer period as may be agreed by Ultralife and EnerSys) in order to permit the satisfaction of such Offer Conditions.

Merger Sub may extend the Offer for the minimum period required by applicable Law or any interpretation or position of the SEC or NASDAQ or its staff applicable to the Offer. The expiration or termination of the HSR Act waiting period and clearance under the NSIA remain conditions to the Offer, and in no event is Merger Sub required to extend the Offer beyond the Outside Date.

The Offer initially is scheduled to expire at 5:00 p.m., New York City time, on the date that is 25 Business Days after the commencement of the Offer (the “Initial Expiration Date”) and may be extended in consecutive increments of up to ten (10) Business Days.

Either EnerSys or Ultralife may terminate the Merger Agreement at any time prior to the Acceptance Time if the Acceptance Time has not occurred on or before April 27, 2027 (the “Outside Date”), subject to any extension permitted by the Merger Agreement.

If, on the Outside Date, all Offer Conditions other than the conditions relating solely to the HSR Act, the NSIA or other Antitrust Laws have been satisfied or waived (other than conditions that by their nature are to be satisfied at the Acceptance Time but are capable of being satisfied at that time), either EnerSys or Ultralife may extend the Outside Date for one additional period of 60 days and, if the only remaining unsatisfied conditions at the end of that period relate solely to HSR Act, NSIA or other Antitrust Law approvals or clearances, for one further period of 60 days, in each case by written notice delivered before the then-current Outside Date.

Except as required by the Merger Agreement, Merger Sub may not terminate the Offer or permit it to expire before any scheduled Expiration Date without the prior written consent of Ultralife.

See Section 1—“Terms of the Offer” and Section 11—“The Merger Agreement” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Equiniti Trust Company, LLC, which is the Depositary for the Offer (which we refer to as the “Depositary”), of any extension and will issue a press release announcing the extension no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date.

See Section 1—“Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (which we refer to as the “Offer Conditions”):

•

there have been validly tendered and “received” (as such term is defined in Section 251(h) of the DGCL), and not validly withdrawn in accordance with the terms of the Offer, a number of Shares that, together with the Shares, if any, then beneficially owned by Merger Sub or its affiliates, represent at least one Share more than 50% of the Shares issued and outstanding at the Acceptance Time (which we refer to as the “Minimum Condition”);

•

following notification of the Offer and the Merger in accordance with the NSIA and the Merger Agreement, the Secretary of State of the United Kingdom has notified EnerSys Advanced Systems Inc. pursuant to section 14(8)(b)(ii) of the NSIA that no further action will be taken or, if the transaction is called in under the NSIA, the Secretary of State has either given a final notification confirming that no further action will be taken or made a final order permitting the Offer and the Merger to proceed subject to remedies or requirements acceptable to EnerSys (which we refer to as the “NSIA Condition”);

•

the applicable waiting period under the HSR Act (and any extensions thereof) applicable to the acquisition by Merger Sub of Shares pursuant to the Offer and the consummation of the Merger has expired or been terminated (which we refer to as the “Regulatory Condition to the Offer”);

•

any required clearance, approval, consent, decision or expiration or termination of a waiting period under any applicable Law of any jurisdiction other than the United States has been obtained, expired or terminated, as applicable, and remains in full force and effect (which we refer to as the “Non-U.S. Regulatory Condition”);

•

there is no Restraint in effect enjoining, restraining, preventing or prohibiting the making of the Offer or the consummation of the Offer or the Merger, and no Governmental Entity of competent jurisdiction has instituted, or notified EnerSys, Merger Sub or Ultralife in writing that it intends to institute, any Action that would be or would reasonably be expected to impose a Restraint on the making of the Offer or the consummation of the Offer or the Merger (which we refer to as the “Governmental Authority Condition to the Offer”);

•

Ultralife has not breached or failed to comply with any of its obligations, covenants or agreements under the Merger Agreement and the applicable representations and warranties of Ultralife are true and correct subject to the thresholds and qualifications set forth in the Merger Agreement (which we refer to as the “Representations and Covenants Condition”);

•

since the date of the Merger Agreement, there has not been a Material Adverse Effect (as defined below) that is continuing (which we refer to as, collectively, the “Material Adverse Effect Condition”);

•

EnerSys and Merger Sub have received a certificate of an executive officer of Ultralife, dated as of the then-scheduled Expiration Date, confirming satisfaction of the Representations and Covenants Condition and the Material Adverse Effect Condition (which we refer to as the “Officer Certificate Condition”); and

•	the Merger Agreement has not been validly terminated in accordance with its terms (which we refer to as the “Termination Condition”).

Subject to the applicable rules and regulations of the SEC, Merger Sub expressly reserves the right to increase the Offer Price, waive any Offer Condition and modify any of the other terms and conditions of the Offer. Without the prior written consent of Ultralife, Merger Sub is not permitted to:

•	reduce the Offer Price;

•	change the form of consideration payable in the Offer, other than to add additional consideration;

•	decrease the number of Shares sought to be purchased in the Offer;

•	waive or change the Minimum Condition;

•	impose conditions to the Offer other than the conditions described in Section 15—“Conditions to the Offer”;

•	extend the Expiration Date, except as otherwise required or expressly permitted by the Merger Agreement;

•	provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the Exchange Act;

•

take any action (or fail to take any action) that would result in the Merger not being permitted under Section 251(h) of the DGCL; or modify any Offer Condition or any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or impair the ability of EnerSys or Merger Sub to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

See Section 15—“Conditions to the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. See Section 3—“Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after December 27, 2026 which is the 60th day after the date of the commencement of the Offer, unless prior to that date Merger Sub has accepted for purchase the Shares validly tendered in the Offer.

See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4—“Withdrawal Rights.”

What does the Ultralife Board of Directors think of the Offer?

The Ultralife Board of Directors has unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Ultralife and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of Ultralife accept the Offer and tender their Shares to Merger Sub pursuant to the Offer (the “Company Recommendation”), in each case on the terms and subject to the conditions of the Merger Agreement.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with Ultralife.” We expect that a more complete description of the reasons for the Ultralife Board of Directors’ approval of the Offer and the Merger, as well as a description of the opinion of StoneX Financial Inc., Ultralife’s financial advisor, delivered to the Ultralife Board of Directors, will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared by Ultralife and filed with the SEC and mailed to all Ultralife stockholders.

Have any Ultralife stockholders entered into agreements with EnerSys or any of its affiliates requiring them to tender their Shares?

Yes. Concurrently with the execution of the Merger Agreement, Bradford T. Whitmore, SUNRAY I, LLC, Whitmore Holdings, LLC and the Bradford Whitmore Trust (collectively, the “Supporting Stockholders”) entered into a Tender and Support Agreement with EnerSys and Merger Sub (which we refer to as the “Support Agreement”). As of October 27, 2026, the Supporting Stockholders collectively beneficially owned 6,708,835 Shares, representing approximately 40.3% of the outstanding Shares. Pursuant to the Support Agreement, the Supporting Stockholders have agreed, among other things, to tender all of their Shares in the Offer as promptly as practicable after, and in any event no later than ten (10) Business Days after, the commencement of the Offer (or, if later, the date of delivery of the Letter of Transmittal), and not to withdraw those Shares unless the Support Agreement is terminated in accordance with its terms. While any Adverse Recommendation Change made in compliance with the Merger Agreement remains in effect, the tender and non-withdrawal obligations do not apply. If the Ultralife Board of Directors later reaffirms the Company Recommendation, the Supporting Stockholders must tender or re-tender their Shares within five Business Days (or such shorter period prior to the Expiration Date). The Support Agreement terminates upon, among other events, the expiration of the Offer without Merger Sub having accepted for payment the Shares tendered in the Offer. The Shares subject to the Support Agreement do not, without the tender of additional Shares by other holders, satisfy the Minimum Condition.

If the Offer is consummated, will Ultralife continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of the DGCL, after which the Surviving Corporation will be a wholly owned subsidiary of EnerSys and the Shares will no longer be publicly traded.

See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly acquire a number of Shares that, together with the Shares then owned by EnerSys and its affiliates, exceeds the Minimum Condition, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Ultralife pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Ultralife will not be required to vote on the Merger and if the Merger is consummated, will, if they did not otherwise tender their shares and do not otherwise properly demand appraisal of his or her Shares under the DGCL, receive the same consideration, without interest and subject to reduction for any applicable withholding taxes, for their Shares as was payable in the Offer (which we refer to as the “Merger Consideration”). Ultralife stockholders and beneficial owners will be entitled to appraisal rights under the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer.

See Section 11—“The Merger Agreement; Other Agreements,” Section 12—“Purpose of the Offer; Plans for Ultralife—Merger Without a Stockholder Vote” and Section 17—“Appraisal Rights.”

If the Offer is not completed, will the Merger nevertheless be consummated?

No, the consummation of the Merger is conditioned on the completion of the Offer.

What is the market value of my Shares as of a recent date?

On October 26, 2026 the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $6.01. On October 27, 2026 the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $6.36. We encourage you to obtain a recent market quotation for the Shares before deciding whether to tender your Shares.

See Section 6—“Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the date of the Effective Time, except as expressly required or permitted by the Merger Agreement, as required by applicable Law or with the prior written consent of EnerSys, Ultralife will not declare, set aside or pay any dividend or other distribution in respect of its capital stock (including the Shares).

See Section 6—“Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders and beneficial owners will be entitled to appraisal rights in connection with the Merger if they did not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders and beneficial owners must properly exercise and demand their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17—“Appraisal Rights.”

What will happen to my Company Stock Options and Company Restricted Stock in the Offer?

The Offer is made only for Shares and is not made for any compensatory options to purchase Shares (which we refer to as “Company Stock Options”) or shares of restricted stock (which we refer to as “Company Restricted Stock”). If you wish to tender Shares underlying Company Stock Options, you must first exercise such Company Stock Options (to the extent exercisable) in accordance with their terms and with sufficient time to tender pursuant to the Offer the Shares received upon exercise of such Company Stock Options.

Pursuant to the Merger Agreement, at the Effective Time:

•

each Company Stock Option that constitutes an In the Money Option and that is outstanding immediately prior to the Effective Time shall automatically accelerate and become fully vested and exercisable and be cancelled and, in exchange therefor, the Surviving Corporation shall pay or shall cause to be paid to the former holder of such cancelled In the Money Option an amount in cash, without interest and subject to deduction for any required withholding Tax, equal to the product of (x) the Offer Price minus the exercise price per Share under such Company Stock Option and (y) the number of Shares subject to such Company Stock Option;

•

each Company Stock Option that constitutes an Out of the Money Option and that is outstanding immediately prior to the Effective Time shall, whether vested or unvested, be cancelled for no consideration; and

•

each share of Company Restricted Stock that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall automatically accelerate and become fully vested and shall be cancelled and converted into the right to receive an amount in cash, without interest and subject to deduction for any required withholding Tax, equal to the Offer Price. These amounts will be paid no later than 30 Business Days after the Effective Time, through payroll (or, for Non-Employee Equity Award Holders, through the Paying Agent).

See Section 11—“The Merger Agreement—Treatment of Equity Awards.”

What are the material U.S. federal income tax consequences of tendering Shares?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder (as defined in Section 5 — “Certain U.S. Federal Income Tax Consequences”) who exchanges Shares for cash in the Offer or the Merger generally will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash that such U.S. Holder receives in the Offer or the Merger and such U.S. Holder’s adjusted tax basis in the Shares surrendered pursuant to the Offer or the Merger, respectively.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain U.S. Federal Income Tax Consequences” for a more detailed discussion of certain material U.S. federal income tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call D.F. King & Co., Inc. toll-free at (866) 388-7535. Banks and brokerage firms may call collect at 212-931-0845. D.F. King & Co., Inc., a Delaware corporation, is acting as the information agent (the “Information Agent”) for the Offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Ultralife:

EnerSys Mergersub Inc., a Delaware corporation (which we refer to as “Merger Sub”) and a wholly owned subsidiary of EnerSys, a Delaware corporation (which we refer to as “EnerSys” or “Parent”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the outstanding shares of common stock, par value $0.10 per share (which we refer to as the “Shares”), of Ultralife Corporation, a Delaware corporation (which we refer to as “Ultralife” or the “Company”), in exchange for $16.00 per Share, payable in cash, without interest and subject to reduction for any applicable withholding taxes (which we refer to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (which we refer to as this “Offer to Purchase”) and in the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and, together with this Offer to Purchase and other related tender offer materials, as each may be amended, supplemented or otherwise modified from time to time, constitutes, and we refer to as, the “Offer”).

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of October 27, 2026 (which, as it may be amended, supplemented or otherwise modified from time to time, we refer to as the “Merger Agreement”), by and among EnerSys, Merger Sub and Ultralife. The Merger Agreement provides that, among other things, if the Offer is consummated, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into Ultralife (which we refer to as the “Merger”) without a vote of the stockholders of Ultralife in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”), with Ultralife continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than any Shares held by Ultralife, EnerSys, Merger Sub or any of their respective wholly owned subsidiaries or by any person who is entitled to and properly demands for appraisal of his or her Shares in the time and manner provided in Section 262 of the DGCL) will be converted into the right to receive the Offer Price. As a result of the Merger, Ultralife will cease to be a publicly traded company and will become a wholly owned subsidiary of EnerSys. Under no circumstances will interest be paid on the consideration for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Ultralife Company Stock Options and Company Restricted Stock in the Merger.

Tendering stockholders who are record owners of their Shares and who tender Shares directly to Equiniti Trust Company LLC, a New York limited liability trust company, the Depositary and paying agent for the Offer (which we refer to as the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Tendering stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (A) the Merger Agreement not having been validly terminated (the “Termination Condition”); (B) satisfaction of the Minimum Condition; (C) expiration or termination of the applicable waiting period under the HSR Act and receipt of clearance under the NSIA; (D) receipt of any required clearance, approval, consent or decision, or expiration or termination of any required waiting period, under applicable Law of any jurisdiction other than the United States; (E) the absence of any Restraint; (F) satisfaction of the applicable representations and covenants conditions in the Merger Agreement; (G) the absence of a continuing Material Adverse Effect; and (H) receipt of the required executive-officer certificate. The Offer is also subject to the other conditions described in Section 15—“Conditions to the Offer.”

The Board of Directors of Ultralife has unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Ultralife and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of Ultralife accept the Offer and tender their Shares to Merger Sub pursuant to the Offer (the “Company Recommendation”), in each case on the terms and subject to the conditions of the Merger Agreement.

A more complete description of the Ultralife Board of Directors’ reasons for approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Ultralife (which, together with any exhibits and annexes attached thereto, we refer to as the “Schedule 14D-9”), that will be furnished by Ultralife to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the subheadings “Background of the Offer and the Merger,” “Reasons for the Recommendation” and “Opinion of Ultralife’s Financial Advisor.”

StoneX Financial Inc. (“StoneX”), Ultralife’s financial advisor, delivered to the Ultralife Board of Directors its written opinion, dated October 27, 2026, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of StoneX, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in connection with the opinion, will be attached as Annex I to the Schedule 14D-9, which, pursuant to the Merger Agreement, will also include a description of the opinion and the related financial analyses providing the information called for by Item 1015(b) of Regulation M-A. StoneX provided its opinion for the information and assistance of the Ultralife Board of Directors in connection with its consideration of the transactions, and such opinion is not a recommendation as to whether any stockholder should tender Shares in the Offer or as to any other matter. Pursuant to the Merger Agreement, a copy of the opinion has been made available to EnerSys solely for informational purposes, and the opinion may not be relied upon by EnerSys or any of its directors, officers or employees. Stockholders are encouraged to read the opinion and the summary thereof contained in the Schedule 14D-9 carefully and in their entirety.

As of October 26, 2026 EnerSys and Merger Sub did not own any Shares. Ultralife has advised EnerSys that, as of the close of business on October 26, 2026, 16,664,312 Shares were issued and outstanding, not including 29,543 unissued shares of Company Restricted Stock.

Pursuant to the Merger Agreement, the directors and officers of Merger Sub as of immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation, in each case until their respective successors are duly appointed or elected and qualified, or their earlier death, resignation or removal.

This Offer to Purchase does not constitute a solicitation of proxies, and Merger Sub is not soliciting proxies in connection with the Offer or the Merger. If the conditions to the Offer (including the Minimum Condition) are satisfied or waived and Merger Sub consummates the Offer, Merger Sub will consummate the Merger pursuant to Section 251(h) of the DGCL without the vote of the stockholders of Ultralife.

Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Certain U.S. Federal Income Tax Consequences.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Ultralife will be entitled to appraisal rights under the DGCL in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly exercise and demand their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17—“Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will (i) promptly after the Expiration Date, irrevocably accept for payment all Shares tendered (and not validly withdrawn, as permitted under Section 4—“Withdrawal Rights”) pursuant to the Offer and (ii) promptly after the Acceptance Time, deposit, or cause to be deposited, with the Depositary cash sufficient to pay the aggregate Offer Price for such Shares.

The date and time at which Merger Sub irrevocably accepts for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer is referred to as the “Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (A) the Termination Condition and (B) the satisfaction of the Offer Conditions, including the Minimum Condition, the HSR Act waiting-period condition, the NSIA condition, any applicable non-U.S. clearance condition and the absence of any Restraint. We refer to these conditions and the other conditions described in Section 15—“Conditions to the Offer” as the “Offer Conditions.”

We have agreed in the Merger Agreement that if, as of the then-scheduled Expiration Date, the Minimum Condition or any other Offer Condition has not been satisfied (and, in the case of any Offer Condition that by its nature is to be satisfied at the Acceptance Time, is not then capable of being satisfied) or waived by Merger Sub or EnerSys, to the extent waivable by Merger Sub or EnerSys, Merger Sub may extend the Offer on one or more occasions in consecutive increments of up to ten (10) Business Days each (the length of each such period to be determined by EnerSys, or such longer period as may be agreed by Ultralife and EnerSys) in order to permit such Offer Condition the satisfaction of such Offer Conditions.

We have also agreed in the Merger Agreement that Merger Sub may extend the Offer for the minimum period required by applicable Law or any interpretation or position of the SEC or NASDAQ or its staff applicable to the Offer. In no event is Merger Sub required to extend the Offer beyond the Outside Date.

The Offer initially is scheduled to expire 25 Business Days after commencement and may be extended in consecutive increments of up to ten (10) Business Days, subject to the terms of the Merger Agreement and applicable Law.

Merger Sub is not required to extend the Offer beyond the Outside Date.

If, on the Outside Date, all Offer Conditions other than the conditions relating solely to the HSR Act, the NSIA or other Antitrust Laws have been satisfied or waived (other than conditions that by their nature are to be satisfied at the Acceptance Time but are capable of being satisfied at that time), either EnerSys or Ultralife may extend the Outside Date for one additional period of 60 days and, if the only remaining unsatisfied conditions at the end of that period relate solely to HSR Act, NSIA or other Antitrust Law approvals or clearances, for one further period of 60 days, in each case by written notice delivered before the then-current Outside Date.

Except as required by the Merger Agreement, Merger Sub may not terminate the Offer or permit it to expire before any scheduled Expiration Date without the prior written consent of Ultralife. If the Merger Agreement is validly terminated in accordance with its terms, Merger Sub is required promptly (and in any event within one Business Day) to irrevocably and unconditionally terminate the Offer, not to acquire any Shares pursuant to the Offer, and to promptly return, or cause the Depositary to return, all tendered Shares to the tendering stockholders. Either EnerSys or Ultralife may terminate the Merger Agreement at any time prior to the Acceptance Time if the Acceptance Time has not occurred on or before April 27, 2027, the Outside Date, subject to any extension permitted by the Merger Agreement.

Subject to the applicable rules and regulations of the SEC, Merger Sub expressly reserves the right to increase the Offer Price, waive any Offer Condition and modify and of the other terms and conditions, except that, without the prior written consent of Ultralife, Merger Sub is not permitted to (i) reduce the Offer Price, (ii) change the form of consideration payable in the Offer, other than to add additional consideration, (iii) reduce the number of Shares sought to be purchased in the Offer, (iv) waive or change the Minimum Condition, (v) add to the Offer Conditions, (vi) extend the Expiration Date, except as otherwise required or expressly permitted by the Merger Agreement, (vii) provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the Exchange Act, (viii) take any action, or fail to take any action, that would result in the Merger not being permitted under Section 251(h) of the DGCL, or (ix) modify any Offer Condition or term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of the Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or impair the ability of EnerSys or Merger Sub to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Merger Sub may choose to make any public announcement, Merger Sub currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for purchase is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for purchase in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15—“Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11—“The Merger Agreement; Other Agreements—Termination.”

As soon as practicable following the Acceptance Time and subject to the satisfaction or waiver of certain conditions, Merger Sub will complete the Merger without a vote of the stockholders of Ultralife in accordance with Section 251(h) of the DGCL.

Ultralife has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related tender offer materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Ultralife and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15—“Conditions to the Offer,” we will (i) promptly after the Expiration Date, accept for payment and thereafter pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and (ii) promptly after the Acceptance Time, deposit, or cause to be deposited, with the Depositary cash sufficient to pay the aggregate Offer Price for such Shares.

Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act if required. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, we will promptly pay, or cause to be paid, for Shares tendered and accepted for purchase pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (which we refer to as the “Certificates”) or confirmation of a book-entry transfer of such Shares (which we refer to as a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (which we refer to as “DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Merger Sub may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered (and not validly withdrawn) if and when we give oral or written notice to the Depositary of our acceptance for purchase of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for purchase pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for purchase pursuant to the Offer. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the consideration for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

Equiniti Trust Company, LLC will also act as the Paying Agent for the Merger under the Merger Agreement.

If any tendered Shares are not accepted for purchase for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within five (5) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder(s) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

•

the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each of which we refer to as an “Eligible Institution”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for purchase or not tendered is to be issued in, the name of a person other than the registered holder, then the Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Certificate, with the signature on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

If any Certificate has been lost, stolen or destroyed, the holder may tender the related Shares upon compliance with the replacement requirements established by the Depositary, including, in the discretion of Merger Sub or the Depositary, delivery of an appropriate affidavit and the posting of a customary indemnity bond against any claim that may be made with respect to such Certificate.

The method of delivery of Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Merger Sub shall determine. None of EnerSys, Merger Sub, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Merger Sub as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for purchase by Merger Sub and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Merger Sub will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Ultralife’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Merger Sub or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Ultralife’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Ultralife in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 24%). To avoid backup withholding, stockholders that are “United States persons” (as defined in the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the “Code”)) that do not otherwise establish an exemption should complete and return the Internal Revenue Service (which we refer to as the “IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, that the taxpayer identification number provided by such stockholder is correct, and that such stockholder is not subject to backup withholding. Stockholders that are not “United States persons” should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary or the IRS website at www.irs.gov, in order to avoid backup withholding. Such stockholders should consult their own tax advisors to determine which IRS Form W-8 is appropriate. Failure to provide the correct information on IRS Form W-9 or the applicable IRS Form W-8 may subject the applicable stockholder to backup withholding on payments made with respect to Shares surrendered, as well as penalties imposed by the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on December 3, 2026 and, unless theretofore accepted for payment by Merger Sub pursuant to the Offer, may also be withdrawn at any time after December 27, 2026 which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of EnerSys, Merger Sub, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain U.S. Federal Income Tax Consequences.

The following is a general discussion of certain material U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders and Non-U.S. Holders (each as defined below) whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are converted into the right to receive the Merger Consideration in the Merger. The summary is based on current provisions of the Code, the U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date of this Offer and all of which are subject to change or differing interpretation, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary is limited to holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder in light of its, his or her particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, banks and other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, brokers or dealers in securities or currencies, traders that use the mark-to-market method of accounting with respect to their securities, holders that hold Shares as part of a straddle, hedge, constructive sale or other integrated transaction or conversion transaction, U.S. Holders whose functional currency is not the U.S. dollar, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, “S corporations” or any other pass-through entities for U.S. federal income tax purposes (or investors in such entities), tax-exempt organizations (including private foundations), retirement plans, holders that actually or constructively owns more than 5% of Shares (except to the extent specifically described below), expatriates and former long-term residents of the United States, holders that hold their Shares as “qualified small business stock” for purposes of Section 1202 of the Code or “Section 1244 stock” for purposes of Section 1244 of the Code, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, holders who exercise appraisal rights, and holders who received Shares pursuant to the exercise of employee stock options or otherwise as compensation for services). This summary does not address U.S. federal taxes other than the income tax or any state, local or non-U.S. tax considerations. In addition, this summary does not address any alternative minimum tax consequences, the Medicare contribution tax on net investment income, the special tax accounting rules under Section 451(b) of the Code, any tax consequences associated with transactions occurring prior to, concurrently with, or after the Offer or the Merger, including, without limitation, any transaction in which Shares were acquired, any tax consequences to holders of promissory notes, options, warrants, restricted stock or other rights to acquire Shares (including Company Stock Options and Company Restricted Stock), or any considerations in respect of the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury Regulations and administrative guidance promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith and any laws, regulations or practices adopted in connection with any such agreement).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes. The term “Non-U.S. Holder” means a beneficial owner of Shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Shares, the tax treatment of a person treated as a partner in such partnership generally will depend upon the status of the partner and the partnership’s activities. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes that hold Shares and persons treated as partners in such partnerships should consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each holder should consult its, his or her own tax advisor to determine the particular tax consequences of the Offer and the Merger to it, him or her, including the application and effect of any alternative minimum tax and any state, local and foreign tax laws and changes in any laws.

U.S. Holders

The receipt of cash by a U.S. Holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. Holder who receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received in the Offer or the Merger and the U.S. Holder’s adjusted tax basis in the Shares surrendered pursuant to the Offer or the Merger, respectively. A U.S. Holder’s adjusted tax basis in its Shares generally will be determined under applicable U.S. federal income tax principles. Any gain or loss will generally be long-term capital gain or loss if such U.S. Holder’s holding period in such Shares is more than one (1) year at the time of the completion of the Offer or the Merger, as applicable. Long-term capital gains of certain non-corporate holders, including individuals, currently are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of Shares at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

Non-U.S. Holders

Any gain recognized by a Non-U.S. Holder with respect to Shares pursuant to the Offer or the Merger generally will not be subject to U.S. federal income tax, unless:

•

the gain, if any, on the sale of Shares pursuant to the Offer or the Merger is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment in the United States);

•

the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the sale of Shares pursuant to the Offer or the Merger and certain other conditions are met; or

•

the Non-U.S. Holder’s Shares constitute “United States real property interests” (or “USRPIs”) by reason of Ultralife’s status as a “United States real property holding corporation” (or “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the sale of Shares pursuant to the Offer or the Merger and the Non-U.S. Holder’s holding period in the Shares.

Any gain described in the first bullet point above generally will be subject to tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder (unless an applicable income tax treaty provides otherwise). In addition, any gain described in the first bullet point above of a Non-U.S. Holder that is a corporation also may be subject to an additional “branch profits tax” at a 30% rate (or lower rate provided by an applicable income tax treaty). A Non-U.S. Holder described in the second bullet point above will be subject to tax at a rate of 30% (or a lower rate provided by an applicable income tax treaty) on any capital gain realized, which may be offset by U.S.-source capital losses recognized in the same taxable year, even though the individual is not considered a resident of the United States, provided that such Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Determining whether Ultralife is a USRPHC depends on the fair market value of its USRPIs relative to the fair market value of its worldwide real property interests and other trade or business assets. Ultralife believes that it is not, and does not anticipate becoming before the sale of Shares pursuant to the Offer or the Merger, a USRPHC. Even if Ultralife is treated as a USRPHC, any gain recognized by a Non-U.S. Holder on the sale of Shares pursuant to the Offer or the Merger generally will not be subject to U.S. federal income tax so long as (i) the Non-U.S. Holder owned actually or constructively no more than 5% of Shares at all times within the shorter of (x) the five-year period preceding the sale or (y) the Non-U.S. Holder’s holding period and (ii) Shares are “regularly traded” on an established securities market within the meaning of applicable U.S. Treasury Regulations. There can be no assurance that Shares qualify as regularly traded on an established securities market for purposes of these rules.

Information Reporting and Backup Withholding

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is generally subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. A Non-U.S. Holder generally will not be subject to backup withholding if it certifies its non-U.S. status on the applicable IRS Form W-8 or otherwise establishes an exemption. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Information Reporting and Backup Withholding.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on NASDAQ under the symbol “ULBI.” Ultralife has advised EnerSys that, as of the close of business on October 26, 2026 16,664,312 Shares were issued and outstanding, not including 29,543 unissued shares of Company Restricted Stock.

The following table sets forth, for the periods indicated, the high and low intraday sale prices per Share for each quarterly period during the past two fiscal years and the current fiscal year, as reported on NASDAQ, and the quarterly cash dividends declared per Share for each such quarterly period.

	High	Low	Cash Dividends Declared
Fiscal Year Ended December 31, 2024
First Quarter	$10.00	$6.36	$0.00
Second Quarter	$13.39	$8.41	$0.00
Third Quarter	$12.40	$8.46	$0.00
Fourth Quarter	$10.09	$7.02	$0.00
Fiscal Year Ended December 31, 2025
First Quarter	$8.45	$5.26	$0.00
Second Quarter	$9.07	$4.07	$0.00
Third Quarter	$9.52	$6.24	$0.00
Fourth Quarter	$7.49	$4.90	$0.00

Fiscal Year Ending December 31, 2026
First Quarter	$7.33	$5.00	$0.00
Second Quarter	$8.25	$5.60	$0.00
Third Quarter	$7.66	$5.16	$0.00
Fourth Quarter (through October 27, 2026)	$6.93	$5.87	$0.00

On October 26, 2026, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $6.01. On October 27, 2026 the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $6.36.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, except as expressly required or permitted by the Merger Agreement, as required by applicable Law or with the prior written consent of EnerSys, Ultralife will not declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (including the Shares).

7.	Certain Information Concerning Ultralife.

Except as specifically set forth herein, the information concerning Ultralife contained in this Offer to Purchase has been taken from or is based upon information furnished by Ultralife or its representatives or upon publicly available documents and records on file with the SEC. The summary information set forth below is qualified in its entirety by reference to Ultralife’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

Capitalization and Business Information. Ultralife’s authorized capital stock consists of 40,000,000 shares of common stock, par value $0.10 per share, and 1,000,000 shares of preferred stock, par value $0.10 per share. As of the close of business on October 26, 2026 (the “Measurement Date”), 16,664,312 Shares were issued and outstanding (not including 29,543 unissued shares of Company Restricted Stock), and 845,072 Company Stock Options were outstanding.

Ultralife Corporation is a Delaware corporation headquartered at 2000 Technology Parkway, Newark, New York 14513. Ultralife designs and manufactures batteries, charging systems, communications and electronics systems. Ultralife’s products serve the defense/government, medical, and other commercial markets. Ultralife’s common stock is listed on the NASDAQ Global Market under the symbol “ULBI.” Ultralife’s named executive officers are Michael E. Manna (President and Chief Executive Officer) and Philip A. Fain (Chief Financial Officer, Treasurer and Secretary). The members of Ultralife’s Board of Directors are Michael E. Manna, Janie Goddard, Thomas L. Saeli, Robert W. Shaw II and Bradford T. Whitmore (Board Chair). As of October 26, 2026, the aggregate market value of Ultralife’s common stock held by non-affiliates was approximately $154,000,000 million.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Ultralife is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Ultralife’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of Ultralife’s securities, any material interests of such persons in transactions with Ultralife and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on June 2, 2026. Such reports, proxy statements and other information are available on the SEC’s website at www.sec.gov.

8.	Certain Information Concerning EnerSys and Merger Sub.

EnerSys and Merger Sub. EnerSys is a Delaware corporation and a world leader in stored energy solutions for industrial applications. EnerSys designs, manufactures, and distributes energy systems solutions, motive power batteries, specialty batteries, battery chargers, power equipment, battery accessories and outdoor equipment enclosure solutions to customers worldwide. EnerSys also provides aftermarket and customer support services to over 10,000 customers in more than 100 countries. EnerSys’s common stock is listed on the New York Stock Exchange under the symbol “ENS.” As of August 7, 2026, EnerSys had 36,065,224 shares of common stock outstanding. As of July 5, 2026, EnerSys had cash and cash equivalents of approximately $530.7 million, and approximately $576.7 million of available and undrawn credit lines. EnerSys had total assets of approximately $3.96 billion and total equity of approximately $1.97 billion as of July 5, 2026. For the fiscal year ended March 31, 2026, EnerSys reported net sales of approximately $3.75 billion and net earnings attributable to EnerSys stockholders of approximately $293.6 million.

Merger Sub is a Delaware corporation formed on September 16, 2026 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Merger Sub has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is owned directly by EnerSys. Upon the completion of the Merger, Merger Sub’s separate corporate existence will cease and Ultralife will continue as the Surviving Corporation. Until immediately prior to the time Merger Sub purchases Shares pursuant to the Offer, it is not anticipated that Merger Sub will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

EnerSys’s principal executive office is located at 2366 Bernville Road, Reading, PA 19605. Merger Sub’s principal executive office is located c/o EnerSys at the same address. Their telephone number is (610) 208-1991. EnerSys’s internet address is www.enersys.com.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of EnerSys and Merger Sub are listed in Schedule I to this Offer to Purchase.

During the last five years, none of EnerSys or Merger Sub or, to the best knowledge of EnerSys and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

As of October 26, 2026 EnerSys did not own any Shares.

Except as provided in the Merger Agreement and the Support Agreement or as otherwise described in this Offer to Purchase, (i) none of EnerSys or Merger Sub or, to the best knowledge of EnerSys and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of EnerSys or Merger Sub beneficially owns or has any right to acquire, directly or indirectly, any Shares, and (ii) none of EnerSys or Merger Sub or, to the best knowledge of EnerSys and Merger Sub, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past sixty (60) days. Except for the Shares that EnerSys and Merger Sub may be deemed to beneficially own as a result of the Support Agreement (as to which EnerSys and Merger Sub disclaim beneficial ownership), none of EnerSys or Merger Sub or, to the best knowledge of EnerSys and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Ultralife (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of EnerSys or Merger Sub or, to the best knowledge of EnerSys and Merger Sub, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Ultralife or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between EnerSys or any of its subsidiaries or, to the best knowledge of EnerSys and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Ultralife or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by EnerSys and Merger Sub with the SEC, are available on the SEC’s website at www.sec.gov.

9.	Source and Amount of Funds.

Consummation of the Offer is not subject to any financing condition. The total amount of funds required by EnerSys and Merger Sub to consummate the Offer and purchase all outstanding Shares in the Offer not already owned by EnerSys, to provide funding for the payment in respect of outstanding Company Stock Options and Company Restricted Stock, to provide funding for the Merger, to repay all outstanding indebtedness under Ultralife’s Existing Credit Agreement and to pay related fees and expenses, is approximately $320 million, plus related fees and expenses. EnerSys and Merger Sub currently have, and will have, available to them, through a variety of sources, including cash on hand and borrowings under EnerSys’s existing credit facilities, funds necessary for the payment of the aggregate Offer Price and the aggregate Merger Consideration and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby. Neither EnerSys nor Merger Sub has entered into any financing commitment in connection with the Merger Agreement or the transactions contemplated thereby.

For the reasons stated above, we do not believe our financial condition to be relevant to your decision to tender your Shares.

10.	Background of the Offer; Past Contacts or Negotiations with Ultralife

Background of the Offer

The following chronology summarizes the key meetings and events between representatives of EnerSys and representatives of Ultralife that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among the representatives of EnerSys and Ultralife. For a review of Ultralife’s additional activities relating to these contacts, please refer to Ultralife’s Schedule 14D-9 that will be filed by Ultralife with the SEC and mailed to stockholders of Ultralife with this Offer to Purchase.

As part of its growth strategy and the continuous evaluation of its businesses and plans, EnerSys regularly considers a variety of strategic options and potential acquisitions of other product lines, technologies or facilities that complement or expand its existing business. In recent years, EnerSys has completed various acquisitions around the globe, including acquiring manufacturers of portable power solutions for military and defense applications.

In connection therewith, on January 26, 2026, Shawn O’Connell, Chief Executive Officer of Parent, and Mark Matthews, Chief Technology Officer of Parent, participated in a video conference with Bradford T. Whitmore, Chair of the Company Board of Directors, and Michael E. Manna, President and Chief Executive Officer of the Company, to discuss Parent’s interest in a potential acquisition of the Company. The meeting concluded with the understanding that Mr. Whitmore would reflect on the discussion and that Mr. Manna would follow up as appropriate after they had time to consider the opportunity.

From January through July 2026, Parent conducted due diligence on the Company based on its public filings and other publicly available information.

In February 2026, Parent engaged XMS Capital Partners, LLC (“XMS”) as its financial advisor in connection with a potential acquisition of the Company.

On April 19, 2026, Mr. Matthews corresponded by email with Mr. Manna, who stated that the Company did not believe it was the right time to explore a potential sale.

On June 2, 2026, Mr. Matthews contacted Mr. Manna to obtain contact information for Mr. Whitmore so that John Andrews, Strategy and Corporate Development Executive of Parent, who had joined Parent on April 20, 2026, could contact Mr. Whitmore to arrange an introductory meeting to discuss Parent’s interest in a potential acquisition of the Company.

On June 4, 2026, Mr. Andrews sent an email to Mr. Whitmore introducing himself and requesting a meeting.

On June 18, 2026, Mr. Whitmore responded to Mr. Andrews and suggested that they meet in Nashville, Tennessee.

On June 29, 2026, Mr. Andrews met for lunch in Nashville, Tennessee with Mr. Whitmore. During the meeting, Mr. Andrews discussed Parent’s interest in a potential acquisition of the Company, although no specific offer was made. Mr. Whitmore expressed his view that the Company had several positive developments on the horizon and that he would expect a significant premium to the Company’s then-current stock price in order to consider a sale. Mr. Andrews requested access to conduct due diligence on the Company to determine whether Parent could support its investment thesis and make a compelling offer, and indicated that Parent wished to submit a non-binding written indication of interest to the Company.

On June 30, 2026, Mr. Whitmore introduced Mr. Andrews to Philip A. Fain, the Company’s Chief Financial Officer & Treasurer, and requested that further communications regarding a potential transaction be directed to Mr. Fain.

In June 2026, Parent engaged Reed Smith LLP (“Reed Smith”) as its outside legal counsel.

On July 2, 2026, Mr. Andrews and Mr. Fain held an introductory call, during which Mr. Andrews reiterated that Parent planned to submit a non-binding indication of interest to the Company.

On July 6, 2026, EnerSys submitted a written non-binding indication of interest (the “July 6 IOI”) to acquire Ultralife at an offer price of between $12.00 and $14.00 per share in cash, without a financing condition and with any definitive agreement to contain representations and warranties, covenants, and closing conditions customary for such a transaction, and subject to the approval of the Board of Directors of EnerSys.

Following receipt of the July 6 IOI, Parent’s deputy general counsel and representatives of Lippes Mathias LLP (“Lippes”), the Company’s outside legal counsel, discussed certain proposed additions to the July 6 IOI, including customer non-competition and employee non-solicitation covenants. From July 6 through July 14, 2026, Parent and the Company, through counsel, exchanged and negotiated drafts of an updated non-binding indication of interest, primarily related to the terms of the non-competition and non-solicitation covenants and the treatment of outstanding equity awards under the Company’s long-term incentive plan. Following such discussions, Parent and the Company ultimately agreed to (i) a two-year non-solicitation covenant restricting Parent from soliciting Company employees, (ii) a non-competition covenant restricting Parent from entering into (or soliciting) transactions with customers introduced to Parent by the Company which could prevent the Company from receiving the full benefit of its existing relationship with such customer, and (iii) a mutual confidentiality obligation to facilitate the exchange of certain confidential information for evaluating the parties’ interest in further pursuing a potential transaction. The parties signed the updated written indication of interest on a non-binding basis, other than with respect to the foregoing non-competition, non-solicitation, and confidentiality obligations, which were binding, on July 14, 2026 (the “July 14 IOI”).

On July 14, 2026, Parent provided the Company with access to a Parent-hosted virtual data room (“VDR”), which included an initial list of diligence topics and a clean team folder. On July 15, 2026, representatives of Parent, including Parent’s deputy general counsel, and representatives of Lippes met to discuss the diligence process and a clean team agreement. During the following days, the parties exchanged and finalized drafts of the clean team agreement, which was executed on July 23, 2026. Following execution of the clean team agreement, the Company began uploading materials responsive to the diligence topics to the VDR. Parent and its representatives continued to conduct due diligence activities thereafter through October 2026.

On July 31, 2026, representatives of Reed Smith, representatives of Lippes and Parent’s deputy general counsel held an introductory legal kick-off call to discuss transaction process and workstreams.

From August through signing of the Merger Agreement, representatives of each of Reed Smith, Lippes, and Parent held a weekly update call to discuss the potential transaction process and status of documentation and diligence.

On August 13, 2026, representatives of Parent, including Parent’s deputy general counsel, Reed Smith, Lippes and Mintz held a follow-up call regarding matters under the HSR Act and other antitrust laws.

On August 13, 2026 and August 14, 2026, certain members of the Parent executive management team met with Mr. Fain and Mr. Manna, to discuss various topics in conjunction with due diligence.

On August 21, 2026, Reed Smith delivered an initial draft of the Merger Agreement to Lippes, which contemplated, among other things, a two-step tender offer and merger structure pursuant to Section 251(h) of the DGCL, a tender and support agreement to be delivered by certain significant stockholders of the Company, a customary non-solicitation provision with a fiduciary out for a Superior Proposal, a reasonable best efforts regulatory standard without any divestiture obligation, and a termination fee payable by the Company in certain circumstances.

On September 4, 2026, Lippes delivered a revised draft of the Merger Agreement to Reed Smith, which proposed, among other things, an increase in the Offer Price if the transaction did not close within six months of signing, a Company termination right upon an Intervening Event, a heightened regulatory efforts standard including divestiture obligations, longer Outside Date extensions and a reverse termination fee payable by Parent in certain circumstances.

On September 9, 2026, Reed Smith delivered an initial draft of the Support Agreement to Lippes.

On September 10, 2026, Mr. Andrews had a call with Mr. Fain to discuss certain remaining open items in the transaction agreements, and Mr. Andrews verbally communicated a potential offer price of between $13.50 and $14.00 per share in cash.

On September 11, 2026, Mr. Fain informed Mr. Andrews that the Company Board of Directors had considered the verbal proposed valuation and requested that Parent improve its proposal and that XMS meet with the Company’s financial advisor, StoneX Financial Inc. (“StoneX”).

On September 13, 2026, representatives of XMS and StoneX held an introductory call, during which XMS discussed Parent’s approach to valuation.

On September 14, 2026, Mr. Andrews held a follow-up call with Mr. Fain and Michael E. Manna, the Company’s President and Chief Executive Officer, during which Mr. Andrews responded to questions regarding Parent’s valuation and offer range, and Messrs. Manna and Fain provided an update on developments in the Company’s business. During the call, Mr. Andrews narrowed Parent’s proposed range to $13.75 to $14.00 per share in cash.

On September 15, 2026, Reed Smith delivered a revised draft of the Merger Agreement to Lippes, which, among other things, rejected the proposed increase in the Offer Price if the transaction did not close within six months of signing and the Intervening Event termination right, reinstated the reasonable best efforts regulatory standard without divestiture obligations, shortened the Outside Date extensions and limited the reverse termination fee to certain circumstances in which antitrust approvals were not obtained.

On September 18, 2026, Mr. Andrews and Mr. Fain held a follow-up discussion regarding valuation, during which Mr. Andrews reiterated Parent’s interest in the potential transaction at a proposed range of $13.75 to $14.00 per share in cash.

On September 22, 2026, representatives of Lippes sent representatives of Reed Smith a draft of the Company’s disclosure schedules that corresponded with the Merger Agreement. Between October 2 and October 27, 2026, representatives of Reed Smith and Lippes exchanged revised drafts of and finalized the disclosure schedules.

On September 23, 2026, Mr. Andrews and Mr. Fain discussed valuation, during which Mr. Andrews discussed Parent’s basis for a proposed price of $14.00 per share in cash, and Mr. Fain discussed the Company’s backlog and new product introductions. Mr. Andrews requested specific feedback from the Company Board of Directors regarding Parent’s proposal, and the parties agreed to speak again on September 25, 2026.

On September 24, 2026, Lippes delivered a revised draft of the Merger Agreement to Reed Smith, which, among other things, reinserted the proposed increase in the Offer Price if the transaction did not close within six months of signing, the Intervening Event termination right and the heightened regulatory efforts standard, and expanded the circumstances in which the reverse termination fee would be payable by Parent.

On September 25, 2026, Mr. Andrews and Mr. Fain discussed valuation and the remaining open terms of the Merger Agreement.

On October 1, 2026, Mr. Fain informed Mr. Andrews of the outcome of a meeting of the Company Board of Directors on September 30, 2026 and verbally communicated a counterproposal offer price of $18.00 per share in cash as well as positions on certain terms of the Merger Agreement. In addition, that day Lippes delivered a revised draft of the Merger Agreement to Reed Smith, which, among other things, removed the proposed increase in the Offer Price if the transaction did not close within six months of signing and accepted Parent’s proposed regulatory efforts standard, but retained the Intervening Event termination right and the Company’s proposed reverse termination fee triggers.

On October 5, 2026, Mr. Andrews and Mr. Fain discussed the status of negotiations. Mr. Fain indicated that the Company was considering a price in the range of $18.00 per share in cash.

On October 7, 2026, Mr. Andrews and Mr. Fain further discussed valuation, and Mr. Andrews indicated that Parent would not support a transaction above $15.50 per share in cash.

On October 9, 2026, Mr. Fain and Mr. Andrews again spoke, and Mr. Fain proposed a counter-offer price of $16.00 per share in cash, which was supported by the Company Board of Directors in a meeting earlier on October 9, 2026, subject to finalization of definitive documentation.

Between October 3 and October 14, 2026, representatives of Reed Smith and Lippes exchanged drafts of the Merger Agreement and held multiple calls to resolve the remaining open issues relating to termination rights, the Outside Date extensions, and the amount of termination fees and payment triggers.

Between October 6 and October 17, 2026, representatives of Olshan Frome Wolosky LLP (“Olshan”), legal counsel to the supporting stockholders, and Reed Smith negotiated and finalized the draft form of the Support Agreement.

Following the Company Board of Directors meeting on October 27, 2026 and final approval by the EnerSys Board of Directors, on October 27, 2026, the Company and Parent executed and delivered the Merger Agreement, and Parent and the supporting stockholders executed and delivered the Support Agreement.

Following the closing of trading on Nasdaq and NYSE on October 27, 2026, the Company and Parent each issued a press release to announce the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all the outstanding Shares for the Offer Price.

Past Contacts, Transactions, Negotiations and Agreements

Other than as described in this Offer to Purchase, including in Section 8— “Certain Information Concerning EnerSys and Merger Sub,” Section 11—“The Merger Agreement; Other Agreements” and Section 12—“Purpose of the Offer; Plans for Ultralife,” during the past two years, none of EnerSys, Merger Sub or, to the best knowledge of EnerSys and Merger Sub, any of the persons listed in Schedule I has had any transaction, contact, negotiation or agreement of the type required to be disclosed under Item 1005 of Regulation M-A.

11.	The Merger Agreement; Other Agreements.

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference and filed as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 – “Certain Information Concerning EnerSys and Merger Sub.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used in this Section 11 that are not otherwise defined herein have the respective meanings set forth in the Merger Agreement, and any shorthand terms used in this Section 11 are used only for convenience; in the event of any inconsistency, the Merger Agreement definitions control.

This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about EnerSys, Merger Sub or Ultralife, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure schedule delivered by Ultralife to EnerSys in connection with the Merger Agreement. The representations and warranties in the Merger Agreement were made for the purpose of allocating contractual risk between the parties thereto and governing contractual rights and relationships between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders of Ultralife or EnerSys. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this Section 11, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of EnerSys, Merger Sub, Ultralife or their respective affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may have changed since the date of the Merger Agreement and may change after the date hereof, and such subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, such representations, warranties and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that EnerSys and Ultralife publicly file.

The Offer. The Merger Agreement provides that Merger Sub will commence the Offer as promptly as practicable after the date of the Merger Agreement, but in no event later than ten (10) Business Days after the date of the Merger Agreement. Merger Sub’s obligation to accept for payment and pay for Shares validly tendered (and not validly withdrawn) in the Offer is subject to the satisfaction of the Minimum Condition and the other Offer Conditions described in Section 15—“Conditions to the Offer.” Subject to the satisfaction of the Minimum Condition and, to the extent waivable by Merger Sub or EnerSys, waiver of the other Offer Conditions, Merger Sub will accept for payment and thereafter pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer as soon as practicable, after the Expiration Date. The date and time at which Merger Sub accepts for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer is referred to as the “Acceptance Time.”

Merger Sub expressly reserves the right, subject to the applicable rules and regulations of the SEC and the terms of the Merger Agreement, to increase the Offer Price, waive any Offer Condition and modify any of the other terms and conditions of the Offer, except that, without the prior written consent of Ultralife, Merger Sub is not permitted to:

•	reduce the Offer Price;

•	change the form of consideration payable in the Offer, other than to add additional consideration;

•	decrease the number of Shares sought to be purchased in the Offer;

•	impose conditions to the Offer other than the conditions described in Section 15 – “Conditions to the Offer”;

•	waive or change the Minimum Condition;

•	extend the Expiration Date, except as otherwise required or expressly permitted by the Merger Agreement;

•

provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the Exchange Act; take any action, or fail to take any action, that would result in the Merger not being permitted under Section 251(h) of the DGCL; or modify any Offer Condition or any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or impair the ability of EnerSys or Merger Sub to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

The Merger Agreement contains provisions governing the circumstances in which Merger Sub is permitted to extend the Offer. If, as of the then-scheduled Expiration Date, the Minimum Condition or any other Offer Condition has not been satisfied (and, in the case of any Offer Condition, that by its nature is to be satisfied at the Acceptance Time, is not then capable of being satisfied) or waived by Merger Sub or EnerSys, to the extent waivable by Merger Sub or EnerSys, Merger Sub may extend the Offer on one or more occasions in consecutive increments of up to ten (10) Business Days each (the length of each such period to be determined by EnerSys, or such longer period as may be agreed by Ultralife and EnerSys in order to permit the satisfaction of such Offer Conditions.

The Merger Agreement also provides that Merger Sub may extend the Offer from time to time:

•	for the minimum period required by applicable Law or any interpretation or position of the SEC or NASDAQ or its staff applicable to the Offer; and

•

the Offer initially is scheduled to expire at 5:00 p.m., New York City time, on the date that is 25 Business Days after commencement and may be extended in consecutive increments of up to ten (10) Business Days.

However, Merger Sub is not required to extend the Offer beyond the Outside Date. If, on the Outside Date, all of the Offer Conditions other than the Offer Conditions referred to in clause (B), clause (C) or clause (E)(i) of Section 15 (solely to the extent related to the HSR Act, the NSIA or any other Antitrust Law) have been satisfied or waived, subject to conditions that by their nature are to be satisfied at the Acceptance Time being capable of being satisfied at that time, either EnerSys or Ultralife may extend the Outside Date for one additional period of 60 days and, if the only remaining unsatisfied conditions at the end of that period relate solely to HSR Act, NSIA or other Antitrust Law approvals or clearances, for one further period of 60 days, in each case by written notice delivered before the then-current Outside Date. A party may not terminate the Merger Agreement pursuant to the Outside Date provision if its failure to perform its covenants or obligations was a principal cause of, or resulted in, the failure of the Acceptance Time to occur before the Outside Date.

Board of Directors and Officers. Under the Merger Agreement, subject to applicable law, EnerSys, Merger Sub and Ultralife have agreed that the directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time will be the officers of the Surviving Corporation, in each case, until their respective successors are duly appointed or elected and qualified, or their earlier death, resignation or removal.

The Merger Following the Acceptance Time. The Merger Agreement provides that following consummation of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with Section 251(h) the DGCL, Merger Sub will be merged with and into Ultralife, and, as a result of the Merger, the separate corporate existence of Merger Sub will cease, and Ultralife will continue as the Surviving Corporation. The Merger will be consummated as soon as practicable following the Acceptance Time upon the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

At the Effective Time, the certificate of incorporation and bylaws of Ultralife will be amended and restated in their entirety to read as the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that references to Merger Sub will be references to the Surviving Corporation and such documents will comply with the indemnification and exculpation provisions of the Merger Agreement.

The obligations of Ultralife, EnerSys and Merger Sub to complete the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions (which we refer to as the “Conditions to Closing”):

•

there is no Law or Order, whether temporary, preliminary or permanent, enacted, promulgated, issued or entered by any Governmental Entity of competent jurisdiction (each, a “Restraint”) in effect enjoining, restraining, preventing or prohibiting the consummation of the Merger or making consummation of the Merger illegal (the “No Injunctions or Legal Restraints; Illegality” condition); and

•	Merger Sub has accepted for payment all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Conversion of Capital Stock at the Effective Time. Shares outstanding immediately prior to the Effective Time (other than Shares held in the treasury of Ultralife or owned by EnerSys, Merger Sub or any other subsidiary of EnerSys, Shares irrevocably accepted for purchase in the Offer and Dissenting Shares) will be converted at the Effective Time into the right to receive the same consideration, without interest and subject to reduction for any applicable withholding taxes, for their Shares as was payable in the Offer (which we refer to as the “Merger Consideration”).

Each of the 100 issued and outstanding shares of the common stock, par value $0.01 per share, of Merger Sub immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

Treatment of Equity Awards.

Stock Options. The Merger Agreement provides that, at the Effective Time, the Company Stock Plans include the 2014 Long-Term Incentive Plan and the 2024 Long-Term Incentive Plan, and:

•

each Company Stock Option that is outstanding immediately prior to the Effective Time and that constitutes an In the Money Option shall automatically accelerate and become fully vested and exercisable and be cancelled, in exchange for which the Surviving Corporation shall pay or shall cause to be paid to the former holder of such cancelled In the Money Option an amount in cash, without interest and subject to deduction for any required withholding Tax, equal to the product of (x) the Offer Price minus the exercise price per Share under such Company Stock Option and (y) the number of Shares subject to such Company Stock Option, which amount EnerSys will cause the Surviving Corporation to pay reasonably promptly (and in no event later than thirty Business Days) after the Effective Time; and

•

each Company Stock Option that constitutes an Out of the Money Option and that is outstanding immediately prior to the Effective Time shall, whether vested or unvested, be cancelled for no consideration.

Company Restricted Stock. At the Effective Time, each share of Company Restricted Stock that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall automatically accelerate and become fully vested and shall be cancelled and converted into the right to receive an amount in cash, without interest and subject to deduction for any required withholding Tax, equal to the Offer Price, which amount EnerSys will cause the Surviving Corporation to pay at or reasonably promptly (and in no event later than thirty Business Days) after the Effective Time. EnerSys will not assume or substitute for any Company Equity Award.

Representations and Warranties. In the Merger Agreement, Ultralife has made representations and warranties to EnerSys and Merger Sub with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	authority relative to the Merger Agreement;

•	state takeover statutes;

•	required consents and approvals and no violations of organizational documents or applicable law;

•	capitalization;

•	its subsidiaries, and its equity interests in them;

•	financial statements and SEC filings;

•	disclosure controls and internal controls over financial reporting;

•	information to be included in the Offer documents, the Schedule 14D-9 and other information required to be disseminated in connection with the Offer;

•	the absence of certain changes;

•	the absence of undisclosed liabilities;

•	compliance with laws and permits and regulatory matters;

•	litigation;

•	properties;

•	intellectual property;

•	tax matters;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	labor and employment matters;

•	environmental matters;

•	material contracts;

•	insurance;

•	compliance with anti-corruption and anti-bribery laws;

•	brokers and certain fees; and

•	the opinion of financial advisors.

Some of the representations and warranties in the Merger Agreement made by Ultralife are qualified as to “materiality” or “Material Adverse Effect” or by knowledge. “Material Adverse Effect” means any event, change, occurrence or effect that, individually or in the aggregate, (a) has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial or other condition or results of operations of Ultralife and its subsidiaries (we refer to each of Ultralife and its subsidiaries as an “Acquired Corporation” and we refer to Ultralife and its subsidiaries, collectively, as the “Acquired Corporations”), taken as a whole, or (b) would prevent, materially delay or materially impair the performance by Ultralife of its obligations under the Merger Agreement or the consummation of the Merger or any of the other transactions contemplated thereby, excluding for purposes of clause (a) any event, change, occurrence or effect directly or indirectly arising out of, attributable to or resulting from:

(i)

any change in the market price or trading volume of Ultralife’s stock or change in Ultralife’s credit ratings (provided that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred if not otherwise excluded);

(ii)

any event, occurrence, circumstance, change or effect to the extent resulting from the execution, announcement, pendency or performance of the Merger Agreement or consummation of the transactions, including the to the extent resulting from the identity of EnerSys (subject to specified exceptions);

(iii)

any event, occurrence, circumstance, change or effect generally affecting the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions, including fluctuations in the value of any currency or interest rates and the availability of or cost of equity, debt or other financing;

(iv)

any event, occurrence, circumstance, change or effect to the extent arising from or otherwise relating to any act of terrorism, war, national or international calamity, natural disaster, acts of god, epidemic, pandemic, trade wars or any other similar event;

(v)

the failure of Ultralife to meet internal or analysts’ expectations or projections (provided that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception);

(vi)

any adverse effect to the extent arising directly from or otherwise directly relating to any action taken, or failure to take any action, by the Acquired Corporations that is specifically required or prohibited (as applicable) by the Merger Agreement (subject to specified exceptions);

(vii)

any event, occurrence, circumstance, change or effect to the extent arising directly or indirectly from or otherwise relating to any change in any legal requirement or GAAP (or authoritative interpretations of any legal requirement or GAAP);

(viii)

the impact of any legal proceeding initiated by a stockholder of Ultralife (in his, her or its capacity as a stockholder) alleging breach of fiduciary duty or similar claims in connection with the execution of the Merger Agreement and challenging or attempting to enjoin, restrain, prevent or prohibit consummation of any of the transactions contemplated thereby; or

(ix)

any event, occurrence, circumstance, change or effect to the extent arising from any requirements imposed by any governmental body as a condition to obtaining approval or expiration of any waiting period under the HSR Act or other antitrust laws with respect to the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

except in the cases of the foregoing clauses (iii), (iv), and (vii), such event, occurrence, circumstance, change or effect may be taken into account in determining whether there is, or would be reasonably expected to be, a Material Adverse Effect solely to the extent such event, occurrence, circumstance, change or effect disproportionately affects the Acquired Corporations relative to other participants in the industry in which the Acquired Corporations operate.

In the Merger Agreement, EnerSys has made representations and warranties to Ultralife with respect to, among other things:

•	corporate matters, such as organization, standing, qualification, power and authority;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational documents, applicable laws or agreements;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	brokers and certain fees;

•	availability of funds;

•	litigation;

•	share ownership; and

•	agreements with Ultralife stockholders, directors, officers and employees.

Some of the representations and warranties in the Merger Agreement made by EnerSys are qualified as to “materiality” or “Parent Material Adverse Effect.” “Parent Material Adverse Effect” means any effect, change, event or occurrence that would or would reasonably be expected to, individually or in the aggregate, materially impair, prevent or materially delay EnerSys’s or Merger Sub’s ability to consummate the transactions.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. From the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, except as expressly required or permitted by the Merger Agreement, as disclosed in the Company Disclosure Letter, as required by applicable Law, with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed and shall be deemed granted on the earlier of Parent’s written consent and the fifth Business Day after Ultralife’s request unless Parent objects in writing before then), or for actions taken or omitted in response to emergency competitive conditions or any order, directive or other requirement of a Governmental Entity, in each case in good faith and as reasonably necessary under the circumstances, Ultralife shall, and shall cause each of its subsidiaries to, (x) conduct its business in the ordinary course and (y) use its commercially reasonable efforts to preserve substantially intact its current business organization, keep available the services of its officers and key employees and maintain relations and goodwill with material suppliers, landlords, customers, licensors, licensees, Governmental Entities and other Persons having material business relationships with the Company Group.

Ultralife has further agreed that, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, except as consented to in writing by EnerSys (which consent will not be unreasonably withheld, conditioned or delayed), as expressly contemplated by the Merger Agreement, as disclosed in the Ultralife Disclosure Letter, or as required by applicable law, Ultralife will not, and will not permit its subsidiaries to, among other things and subject to specified exceptions (including specified ordinary course exceptions):

•

establish a record date for, declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, or (2) subject to certain exceptions, repurchase, redeem or otherwise reacquire any of the Shares, or any rights, warrants or options to acquire any of the Shares;

•	split, combine, subdivide or reclassify any Shares or other equity interests;

•

sell, issue, grant, deliver, pledge, transfer, encumber or authorize the sale, issuance, grant, delivery, pledge, transfer or encumbrance of (A) any capital stock, equity interest or other security; (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security; or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security, subject to certain exceptions;

•

except as required under any employee plan in effect on the date of the Merger Agreement, (A) establish, adopt, enter into, terminate or amend any benefit plan or any collective bargaining agreement or other labor agreement, or amend or waive any of its rights under, or accelerate the payment or vesting under, any provision of any benefit plans; (B) grant or agree to grant any current or former employee, director or other service provider any increase in compensation, bonuses or other benefits; (C) cause the funding of any rabbi trust; (D) grant or pay any awards or accelerate the vesting of or lapsing of restrictions with respect to any compensation or benefits; (E) hire any employee or other service provider of Ultralife or its subsidiaries with an annual base compensation or annual fee (as applicable) in excess of $250,000; or (F) terminate other than for cause the employment of any employee or other service provider of Ultralife or its subsidiaries with an annual compensation or annual fee (as applicable) in excess of $200,000, subject to certain exceptions;

•	amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

•	form any subsidiary, acquire any equity interest in any other entity or enter into any joint venture, partnership or similar arrangement;

•

make or incur any capital expenditure or any obligations, liabilities or indebtedness in respect thereof, except for capital expenditures not to exceed (A) $2,000,000 in the aggregate during the first six months following the date of the Merger Agreement, (B) an additional $2,000,000 in the aggregate during the second six months following the date of the Merger Agreement and (C) from and after the initial Outside Date, $5,000,000 in the aggregate;

•

acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse, transfer or assign any material right or other material tangible asset or property (other than intellectual property), subject to certain exceptions;

•

acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, or abandon or permit to lapse, or transfer or assign any material item of intellectual property owned by, or exclusively licensed to, the Acquired Corporations, subject to certain exceptions;

•	lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any indebtedness for borrowed money, subject to certain exceptions;

•

amend, modify, waive or release any rights in any material respect (or in any respect in the case of the Credit Agreement (as defined in the Merger Agreement)), or terminate certain categories of contracts, subject to certain exceptions or (B) enter into certain categories of contracts;

•

make any material change to any accounting method or any accounting period used for tax purposes or that has a material effect on taxes; (B) rescind or change any material tax election; (C) file a material amended tax return; (D) enter into a closing agreement with any governmental body regarding any material tax liability or assessment; (E) settle, compromise or consent to any material tax claim or assessment or surrender a right to a material tax refund; or (F) waive or extend the statute of limitations with respect to any material tax or material tax return, other than automatic waivers or extensions obtained in the ordinary course of business;

•

settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim) by or against any Acquired Corporation, other than any settlement, release, waiver or compromise with respect to taxes or that (A) results solely in monetary obligations involving only the payment of monies by the Acquired Corporations of not more than $250,000 individually or $1,000,000 in the aggregate (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, any Acquired Corporations); (B) does not involve the admission of wrongdoing by any Acquired Corporation and does not involve any injunctive or equitable or other non-monetary relief (other than immaterial and non-monetary relief incidental thereto) against any Acquired Corporation or any products of any Acquired Corporation; and (C) provides for a complete release of the claims in dispute giving rise to such settlement, release, waiver or compromise, subject to certain exceptions;

•	enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable legal requirements);

•

adopt or implement any stockholder rights plan or similar arrangement;make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or applicable legal requirements;

•	enter into any transactions or contracts with any affiliate or other person that would be required to be disclosed by Ultralife under Item 404 of Regulation S-K, subject to certain exceptions;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Acquired Corporations; or

•	authorize any of, or agree or commit to take, any of the foregoing actions.

Indian Joint Venture Matters. Ultralife holds an interest in Ultralife Batteries (India) Private Limited (the “Indian JV”), which is subject to a shareholders’ agreement dated February 5, 2008 among Ultralife, the Indian JV and the Indian JV’s Indian promoters (the “JV Agreement”). Under the Merger Agreement, Ultralife will use its reasonable best efforts to obtain or effect, as elected by EnerSys, either (i) a written waiver and consent from the Indian promoters and the Indian JV consenting to the Offer, the Merger and the resulting indirect change in ownership of Ultralife’s Indian JV shares and waiving the application of specified provisions of the JV Agreement or (ii) the sale of all of Ultralife’s Indian JV shares to the Indian promoters (or their Indian-resident nominees) for cash on terms reasonably satisfactory to EnerSys. Ultralife has also agreed to use reasonable best efforts to cause the Indian JV to complete certain stamp duty, dematerialization and real property documentation matters, and to comply with certain interim operating restrictions with respect to the Indian JV. None of these matters is a condition to the Offer.

Repayment of Existing Credit Agreement. At the Closing, EnerSys will pay, on behalf of Ultralife, all amounts necessary to fully discharge Ultralife’s obligations under its existing credit agreement, dated as of October 31, 2024, and Ultralife will obtain customary payoff letters no less than five Business Days prior to the Closing Date.

Access to Information. During the period from the execution and delivery of the Merger Agreement until the earlier of the Effective Time and the valid termination of Merger Agreement, upon reasonable advance notice to Ultralife, the Acquired Corporations will, and will cause the respective representatives of the Acquired Corporations to provide EnerSys and EnerSys’s representatives with reasonable access during normal business hours of Ultralife to Ultralife’s designated representatives and to properties, assets and to all existing books, records, documents and information relating to the Acquired Corporations, and promptly provide EnerSys and EnerSys’s representatives with all reasonably requested information regarding the business of the Acquired Corporations and such additional financial, operating and other data and information regarding the Acquired Corporations, as EnerSys may reasonably request, in each case for any reasonable business purpose in furtherance of the consummation of the Offer and the Merger, including planning for integration of the Acquired Corporations (it being understood that any such access will be conducted at a reasonable time, under the supervision of appropriate personnel of the Acquired Corporations and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Corporations).

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and insurance rights in favor of certain individuals. Specifically, EnerSys has agreed that, for a period of six (6) years from the Effective Time, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of any Acquired Corporation, including pursuant to the organizational documents of any Acquired Corporation, and any indemnification or other similar agreements of any Acquired Corporation set forth on the Ultralife Disclosure Letter, will continue in full force and effect in accordance with their terms and the Acquired Corporations will perform their obligations thereunder.

EnerSys has also agreed, for a period of six (6) years from the Effective Time, to, and cause its subsidiaries to, indemnify and hold harmless each indemnitee against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the transactions and actions contemplated thereby), arising out of or pertaining to the fact that the indemnitee is or was a director or officer of any Acquired Corporation or is or was serving at the request of any Acquired Corporation as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable legal requirements. In the event of any such claim, action, suit or proceeding, EnerSys will, and will cause its subsidiaries to, pay, in advance of the final disposition of such claim, action, suit or proceeding, any expenses incurred in defense thereof by the indemnitee upon receipt of an undertaking by such indemnitee to repay such amount if it is ultimately determined that such indemnitee is not entitled to be indemnified.

Prior to the Effective Time, Ultralife will (or, if Ultralife is unable to, EnerSys will cause the Surviving Corporation to) purchase a six (6) year “tail” prepaid directors’ and officers’ liability (and fiduciary) insurance policy on terms and conditions no less advantageous to the insured persons than the existing insurance maintained by the Acquired Corporations, and EnerSys will cause the Surviving Corporation to maintain such policy for six (6) years after the Closing; provided that the amount paid for such policy may not exceed 300% of the annual premium paid by the Acquired Corporations in their last full fiscal year prior to the date of the Merger Agreement, and if the premium would exceed that amount, the Surviving Corporation must obtain a policy with the greatest coverage available for a cost not exceeding that amount.

Regulatory Approvals. Each of the parties will use its reasonable best efforts to consummate the transactions contemplated by the Merger Agreement as soon as reasonably practicable under applicable Law (including any Antitrust Law), including preparing and filing all required forms, registrations and notices, taking such actions as are necessary to obtain any requisite consent or expiration of any applicable waiting period under the HSR Act, the NSIA or any other Antitrust Law (including complying with any Second Request), and resolving any objection asserted under any Antitrust Law by any Governmental Entity. For purposes of the Merger Agreement, “Antitrust Law” includes the HSR Act, Foreign Antitrust Laws and the NSIA.

Each of the parties has agreed to prepare and file as promptly as practicable, and in any event no later than ten (10) Business Days after the date of the Merger Agreement, an appropriate Notification and Report Form pursuant to the HSR Act. EnerSys will pay all filing fees for any filings, notices or submissions required under the HSR Act, any other Antitrust Law or other applicable regulatory Law in connection with the transactions. In addition, the parties will submit a “Material Change Notification” to the U.S. Directorate of Defense Trade Controls (“DDTC”) within five (5) days of the Closing pursuant to Section 122.4(a) of the International Traffic in Arms Regulations (“ITAR”).

Each party has agreed to (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a governmental body or brought by a third party before any governmental body, in each case, with respect to the transactions contemplated by the Merger Agreement under the antitrust laws, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iii) promptly inform the other parties of, and wherever practicable give the other parties reasonable advance notice of, and the opportunity to participate in, any communication to or from the FTC, U.S. Department of Justice or any other governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (iv) promptly furnish to the other parties, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, copies of documents provided to or received from any governmental body in connection with any such request, inquiry, investigation, action or legal proceeding (other than certain specified transaction-related documents), (v) to the extent reasonably practicable, consult and cooperate with the other parties and consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and (vi) except as may be prohibited by any governmental body or by any legal requirement, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the transactions contemplated by the Merger Agreement, give the other party reasonable advance notice of, and permit the authorized representatives of the other party to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any governmental body in connection with such request, inquiry, investigation, action or legal proceeding.

Notwithstanding the foregoing, reasonable best efforts does not require EnerSys, Merger Sub or their respective subsidiaries to propose, negotiate, offer, commit to, agree to, accept, effect or otherwise become subject to (i) any sale, divestiture, license or other conveyance of any business, assets or operations of EnerSys, Merger Sub, their respective subsidiaries or Ultralife, (ii) any hold-separate arrangement, behavioral remedy, firewall, conduct-of-business restriction, supply or non-discrimination obligation or similar arrangement, (iii) any requirement to obtain prior approval from, or to notify, any Governmental Entity prior to consummating any future transaction or (iv) any other condition, restriction, undertaking, commitment or requirement imposed or requested by any Governmental Entity in connection with obtaining any such approval, clearance, expiration or termination of a waiting period or consent.

EnerSys will have primary responsibility over the strategy for obtaining any necessary approval of, or responding to any request, inquiry, investigation or Action by or before, any Governmental Entity with respect to the Offer and the Merger, although EnerSys will consider the views of Ultralife in good faith and Ultralife will have the right to participate in all meetings and communications with any Governmental Entity in connection therewith, to the extent permitted by Law or the applicable Governmental Entity.

Employee Matters. For the period beginning on the Closing Date and ending on the first anniversary of the Closing Date (or, if earlier, the applicable employee’s termination of employment) (the “Continuation Period”), except as otherwise agreed in writing between EnerSys and an employee, EnerSys will, or will cause one of its affiliates (including the Surviving Corporation) to, maintain for each employee of Ultralife or its subsidiaries employed at the Effective Time (each, a “Covered Employee” and, as so employed by EnerSys or its affiliates, a “Continuing Employee”):

•	base cash compensation (including base salary or hourly wages, as applicable) that is substantially comparable to that provided to such Covered Employee immediately prior to the Effective Time; and

•

employee benefits (excluding any equity or equity-based compensation, retention, change of control, transaction or similar bonuses, non-qualified deferred compensation, severance, defined benefit pension plan and retiree medical benefits) that are, in the aggregate, substantially comparable to those provided to such Covered Employee immediately prior to the Effective Time.

To the extent that service is relevant for eligibility or vesting under any benefit plan of EnerSys and/or the Surviving Corporation, then EnerSys will ensure that such benefit plan will, for purposes of eligibility and vesting, and for purposes of benefit accrual under severance plans (but not for purposes of any other benefit accruals), credit Continuing Employees for service prior to the Effective Time with the Company and its affiliates or predecessors to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan of Ultralife or its affiliates. However, such service will not be recognized to the extent that such recognition would result in any duplication of benefits, and EnerSys and its affiliates will not be required to provide credit for any purpose under any cash or equity incentive plan, defined benefit pension plan, post-retirement welfare plan or any plan under which similarly situated employees of EnerSys and its affiliates do not receive credit for prior service or that is grandfathered or frozen.

EnerSys or its affiliates will use commercially reasonable efforts to (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan of EnerSys or its affiliates that provides health benefits in which Continuing Employees are eligible to participate following the Effective Time, other than any limitations that were in effect with respect to such employees immediately prior to the Effective Time under the corresponding benefit plan of Ultralife or its affiliates, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Continuing Employees and their eligible dependents under the health plans in which they participated immediately prior to transitioning into a plan of EnerSys or its affiliates during the portion of the calendar year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of EnerSys or its affiliates, in each case to the extent recognized for such purpose under an analogous benefit plan prior to the Effective Time, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents on or after the Effective Time, in each case to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous benefit plan of Ultralife or its affiliates prior to the Effective Time.

EnerSys will provide or cause to be provided to each Continuing Employee who experiences a qualifying termination of employment from EnerSys or any of its respective Affiliates during the Continuation Period with severance benefits that are no less favorable, in the aggregate, than those that would have been provided to such Continuing Employee by any Acquired Corporation under the applicable severance policies set forth in the Ultralife Disclosure Schedule had such termination occurred prior to the Effective Time.

In addition, EnerSys will honor and pay, in accordance with their terms, the existing change-in-control, retention and transaction bonus obligations and other transaction-related payments set forth in the Ultralife Disclosure Letter, to the extent triggered and payable following the Effective Time. Covered Employees will also, as soon as administratively practicable, be eligible to participate in EnerSys’s transitional benefits plan to the extent generally made available to similarly situated employees of EnerSys and its affiliates.

No provision of the Merger Agreement is intended to, or will, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, and no current or former employee or any other individual associated therewith will be regarded for any purpose as a third-party beneficiary of the Merger Agreement or have the right to enforce the provisions thereof. Nothing in the Merger Agreement will be construed to create a right in any Person to employment with EnerSys, the Surviving Corporation or any other affiliate of the Surviving Corporation or to any compensation or benefits and the employment of each Continuing Employee will be “at will” employment.

Acquisition Proposals. The Acquired Corporations have agreed to cause their representatives to immediately cease any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal (as defined below) as of the date of the Merger Agreement. As promptly as reasonably practicable (and in any event within two (2) business days) following the date of the Merger Agreement, Ultralife will request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all nonpublic information previously furnished to any Person (other than EnerSys and its representatives) that has, within the one (1)-year period prior to the date of the Merger Agreement, made or indicated an intention to make an Acquisition Proposal and Ultralife will, within one (1) business day following the date of the Merger Agreement, terminate access by any third party who has made or would reasonably be expected to make an Acquisition Proposal (other than EnerSys and its representatives) to any data room containing any confidential information.

In addition, except as otherwise expressly permitted below, the Acquired Corporations will not, and will cause their representatives not to directly or indirectly:

•	continue or re-initiate any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal;

•

solicit, initiate or knowingly facilitate or encourage (including by way of furnishing nonpublic information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

•

engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any nonpublic information in connection with, or for the purpose of soliciting or encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

•

enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

•

take any action to exempt any person (other than EnerSys and its subsidiaries) from the restrictions on “business combinations” or any similar provision contained in applicable takeover laws or Ultralife’s organizational and other governing documents;

•

waive or release any person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other contract, unless, solely in the case of this clause, (1) the Ultralife Board of Directors determines in good faith, after consultation with Ultralife’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Ultralife Board of Directors to Ultralife’s stockholders under applicable legal requirements, in which event the Acquired Corporations may take the actions described in this clause solely to the extent necessary to permit a third party to make, on a confidential basis to the Ultralife Board of Directors, an Acquisition Proposal, conditioned upon such third party agreeing that Ultralife will not be prohibited from providing any information to EnerSys (including regarding any such Acquisition Proposal) in accordance with, and otherwise complying with Section 6.4 of the Merger Agreement and (2) Ultralife complies with the obligations set forth in Section 6.4 of the Merger Agreement; or

•	resolve or agree to do any of the foregoing.

Notwithstanding the foregoing, if Ultralife receives an unsolicited bona fide written Acquisition Proposal from any person or group, which Acquisition Proposal was made or renewed after the execution and delivery of the Merger Agreement and did not result from or arise out of a breach of Ultralife’s non-solicitation obligations, and if the Ultralife Board of Directors determines in good faith, after consultation with Ultralife’s financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below), then Ultralife and its representatives may:

•

furnish, pursuant to an acceptable confidentiality agreement, information (including nonpublic information) with respect to the Acquired Corporations to the person or group who has made such Acquisition Proposal and the representatives of such persons or group of persons; and

•	engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal and the representatives of such person or group of persons;

•

provided that Ultralife will substantially concurrently provide to EnerSys any information concerning the Acquired Corporations that is provided to any person to the extent access to such information was not previously provided to EnerSys or its representatives. Ultralife will promptly (and in any event within one (1) day of execution thereof) provide EnerSys with an accurate and complete copy of any acceptable confidentiality agreement entered into as contemplated by the foregoing.

Ultralife will (i) promptly (and in any event within 24 hours) notify EnerSys if it receives any requests, inquiries, proposals or offers with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal or any initial request for nonpublic information concerning Ultralife from any person or group who has made or would reasonably be expected to make an Acquisition Proposal and provide to EnerSys unredacted copies of any written requests, inquiries, proposals or offers or other materials, including proposed agreements and summaries of the terms and conditions of any oral requests, inquiries, proposals or offers, the name of any such person or group and a summary of any material unwritten terms and conditions thereof, and the nature of any information requested, (ii) keep EnerSys reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal or any requests, inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal (including by furnishing copies of any further amendments thereto) on a prompt basis (and in any event within 24 hours of such material development, discussion or negotiation) and (iii) upon the request of EnerSys, reasonably inform EnerSys of the status of such Acquisition Proposal.

For the purposes of the foregoing covenants and those contained under Section 11 – “Changes of Board Recommendation or other Adverse Actions” below, please note the following definitions:

•

“Acquisition Proposal” means any proposal or offer from any Person (other than EnerSys and its affiliates) or “group,” within the meaning of Section 13(d) of the Exchange Act, including any amendment or modification to any such proposal or offer, relating to, in a single transaction or series of related transactions, any (A) acquisition, lease, exchange, transfer, exclusive license or other disposition of assets (including equity interests of any subsidiary) of Company equal to 20% or more of Ultralife’s consolidated assets or to which 20% or more of Ultralife’s revenues or earnings on a consolidated basis are attributable, (B) issuance or acquisition of 20% or more of the outstanding Shares or other voting or equity securities of Ultralife, (C) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares or (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares or other voting or equity securities of Ultralife.

•

“Intervening Event” means any material change, effect, event, occurrence or development arising or first becoming known to the Ultralife Board of Directors after the date of the Merger Agreement that was not known or reasonably foreseeable by the Ultralife Board of Directors as of the date of the Merger Agreement (or, if known or reasonably foreseeable, the material consequences of such change, effect, event, occurrence or development were not known or reasonably foreseeable by the Ultralife Board of Directors), which change, effect, event, occurrence or development, or any material consequence thereof, becomes thereafter known to the Ultralife Board of Directors and is not the result of a breach by Ultralife or its subsidiaries of the Merger Agreement; provided, that “Intervening Event” excludes any change, effect, event, occurrence or development related to (A) an Acquisition Proposal or other inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, (B) any change in the market price or trading volume of Ultralife’s stock or change in Ultralife’s credit ratings(except that the underlying causes of any such change may be considered to the extent not otherwise excluded), (C) any event, occurrence, circumstance, change or effect generally affecting the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions, including fluctuations in the value of any currency or interest rates and the availability of or cost of equity, debt or other financing, (D) Ultralife meeting or exceeding internal or published projections (except that the underlying causes may be considered to the extent not otherwise excluded), (E) any change in any legal requirement or GAAP (or authoritative interpretations of any legal requirement or GAAP) or (F) any event, occurrence, circumstance, change or effect resulting from the execution, announcement, pendency or performance of the Merger Agreement or the transactions contemplated thereby.

•

“Superior Proposal” means any Acquisition Proposal (A) with respect to an Acquisition Transaction on terms which, if consummated, the Ultralife Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holders of Shares than the Merger, the Offer and the other transactions contemplated by the Merger Agreement, and (B) that the Ultralife Board of Directors believes in good faith, after consultation with its outside legal counsel and financial advisors, is reasonably likely to be consummated on the terms presented to the Ultralife Board of Directors, in each case taking into account all relevant circumstances, including all financial, regulatory, legal and other aspects of such proposal, all of the terms and conditions of such proposal, the identity of the Person or group of Persons making such proposal and the anticipated timing, conditions and ability of that Person or group to consummate the transactions contemplated by such Acquisition Proposal; provided that, for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Transaction are deemed to be references to “50%.”

•

Nothing in the Merger Agreement will prohibit Ultralife from taking and disclosing to the stockholders of Ultralife a position contemplated by Rule 14e-2(a), Rule 14d-9, or Item 1012(a) of Regulation M-A promulgated under the Exchange Act.

Changes of Board Recommendation or other Adverse Actions. Except as described below, during the pre-closing period, neither the Ultralife Board of Directors nor any committee thereof may:

•

withdraw or withhold (or modify or qualify in a manner adverse to EnerSys or Merger Sub), or publicly propose to withdraw or withhold (or modify or qualify in a manner adverse to EnerSys or Merger Sub), the Company Recommendation;

•	fail to include the Company Recommendation in the Schedule 14D-9;

•

approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal (we refer to any action described in this and the immediately prior two bullet points as a “Adverse Recommendation Change”); or

•

adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable, or allow Ultralife to execute or enter into any contract with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal, or contract that would require, or would reasonably be expected to cause, Ultralife to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the transactions contemplated by the Merger Agreement (other than an acceptable confidentiality agreement).

If Ultralife has received a bona fide written Acquisition Proposal that was made or renewed after the date of the Merger Agreement from any person that has not been withdrawn and, after consultation with Ultralife’s financial advisors and outside legal counsel, the Ultralife Board of Directors has determined in good faith that such Acquisition Proposal is a Superior Proposal:

•	the Ultralife Board of Directors may make an Adverse Recommendation Change; or

•

if such bona fide written Acquisition Proposal did not result from or arise out of a material breach of the Merger Agreement, Ultralife may terminate the Merger Agreement pursuant to its terms to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal;

provided, that each of the foregoing actions may only be taken if:

•

The Ultralife Board of Directors determines in good faith, after consultation with Ultralife’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Ultralife Board of Directors to Ultralife’s stockholders under applicable legal requirements;

•

Ultralife has provided EnerSys at least three (3) Business Days’ prior written notice of its intention to make an Adverse Recommendation Change or terminate the Merger Agreement, and, with any change to the financial or other material terms of such Acquisition Proposal requiring a new notice, a new two (2) Business Day period, during which Ultralife must negotiate in good faith with EnerSys, to the extent EnerSys desires, with respect to any adjustments to the terms of the Merger Agreement or the Offer or a possible alternative transaction proposed by EnerSys so that such Acquisition Proposal would cease to constitute a Superior Proposal; and

•

after taking into account any adjustments to the terms of the Merger Agreement or the Offer or any other proposal made by EnerSys during the applicable notice period, the Ultralife Board of Directors has determined in good faith, after consultation with Ultralife’s financial advisors and outside legal counsel, that such Acquisition Proposal continues to constitute a Superior Proposal and that the failure to make the Adverse Recommendation Change or terminate the Merger Agreement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

The foregoing procedures also apply to any change to the financial or other material terms of an Acquisition Proposal, except that the new notice period in that circumstance is two (2) Business Days.

Other than in connection with an Acquisition Proposal, the Ultralife Board of Directors may make an Adverse Recommendation Change in response to an Intervening Event if:

•

the Ultralife Board of Directors determines in good faith, after consultation with Ultralife’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Ultralife Board of Directors to Ultralife’s stockholders under applicable legal requirements;

•

Ultralife has notified EnerSys at least three (3) business days prior to making any such Adverse Recommendation Change and, to the extent desired by EnerSys, during such three (3)-business day period, will have negotiated in good faith with respect to any adjustments to the terms of the Merger Agreement or to the Offer proposed by EnerSys so that an Adverse Recommendation Change would no longer be necessary; and

•

Ultralife must specify in reasonable detail the facts and circumstances underlying the Intervening Event, give EnerSys a three (3) Business Day period to propose revisions to the terms of the Merger Agreement or the Offer so that an Adverse Recommendation Change would no longer be necessary and, after considering any such proposal, the Ultralife Board of Directors must determine in good faith, after consultation with outside legal counsel, that the failure to make the Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

The foregoing procedures also apply to any material change to the facts and circumstances underlying an Intervening Event, except that the new notice period in that circumstance is two (2) Business Days.

Termination. The Merger Agreement may be terminated at any time prior to the Effective Time as follows:

For purposes of these termination rights, “Triggering Event” means (a) a Willful Breach of Section 6.4(a) of the Merger Agreement, (b) the Ultralife Board of Directors has effected an Adverse Recommendation Change, (c) Ultralife has failed to include the Company Recommendation in the Schedule 14D-9, (d) a tender or exchange offer relating to the Shares, other than the Offer, has been commenced and Ultralife has not, within ten (10) Business Days after commencement, recommended rejection of that offer and reaffirmed the Company Recommendation or (e) following public announcement of an Acquisition Proposal or material modification thereto, the Ultralife Board of Directors fails to publicly reaffirm the Company Recommendation within seven (7) Business Days after EnerSys’s written request.

•	by mutual written consent of EnerSys and Ultralife;

•

by either Ultralife or EnerSys, at any time prior to the Acceptance Time, if the Acceptance Time has not occurred on or before the Outside Date; provided, however, that (i) the Outside Date may be extended as described in Section 11 — “The Merger Agreement; The Offer” and (ii) this termination right will not be available to any party whose failure to perform any of its covenants or obligations under the Merger Agreement has been a principal cause of, or resulted in, the failure of the Acceptance Time to occur prior to the Outside Date;

•

by either Ultralife or EnerSys if a governmental body of competent jurisdiction shall have issued an order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable;

provided, however, that this termination right will not be available to any party whose material breach of the Merger Agreement has caused or resulted in the issuance of such final and nonappealable order, decree, ruling or other action;

•

by either Ultralife or EnerSys if the Offer (as it may have been extended to the Merger Agreement) expires or is terminated or withdrawn in accordance with the Merger Agreement without all of the Offer Conditions having been satisfied or, to the extent permitted, waived, subject to certain exceptions; provided that this right to terminate will not be available to any party whose material breach of the Merger Agreement caused or resulted in the non-satisfaction of the Offer Condition that resulted in such expiration, termination or withdrawal;

•

by EnerSys, if prior to the Acceptance Time (A) Ultralife breaches or fails to perform any of its representations, warranties, covenants or agreements in a manner that would result in the failure of an Offer Condition and cannot be or has not been cured by the earlier of the Outside Date and the date that is ten (10) Business Days after EnerSys’s written notice, provided that EnerSys is not then in material breach, or (B) a Triggering Event has occurred and EnerSys terminates the Merger Agreement within ten (10) Business Days after such Triggering Event (or, in the case of a Triggering Event described in clauses (a) or (b) of the definition thereof, within ten (10) Business Days after Ultralife provides EnerSys written notice of the occurrence of such Triggering Event);

•

by Ultralife, if prior to the Acceptance Time (A) EnerSys or Merger Sub breaches or fails to perform any of its representations, warranties, covenants or agreements in a manner that would have a Parent Material Adverse Effect or would constitute a failure by EnerSys or Merger Sub to accept for payment or pay for the Shares, to consummate the Offer or to cause the Merger to become effective when all conditions have been satisfied or waived, and such breach cannot be or has not been cured by the earlier of the Outside Date and the date that is ten (10) Business Days after Ultralife’s written notice, provided that Ultralife is not then in material breach, (B) Ultralife validly terminates the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and pays the Company Termination Fee, or (C) the Offer Conditions, other than those that by their nature are to be satisfied at the Acceptance Time, have been satisfied or waived on the Expiration Date and Merger Sub fails to consummate the Offer within two (2) Business Days thereafter, or Merger Sub fails to commence the Offer, improperly terminates the Offer before the Expiration Date or makes a material change to the Offer in breach of the Merger Agreement and fails to cure within five (5) Business Days after Ultralife’s written notice.

Effect of Termination. If the Merger Agreement is validly terminated, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of EnerSys, Merger Sub or Ultralife or any other person, except that (a) certain specified provisions of the Merger Agreement will survive, including those described in “— Ultralife Termination Fee” and “—Reverse Termination Fee” below, (b) the Confidentiality Agreement (as defined in the Merger Agreement) will survive the termination of the Merger Agreement and will remain in full force and effect in accordance with its terms and (c) no party will be released from any liabilities or damages arising out of any Willful Breach or Fraud, which, in the case of liabilities or damages payable by EnerSys or Merger Sub, may include the benefit of the bargain lost (including any lost premium) by Ultralife and its stockholders. Any failure by EnerSys or Merger Sub to accept for payment or pay for the Shares, to consummate the Offer or to cause the Merger to become effective when all conditions have been satisfied or waived will constitute a Willful Breach.

Ultralife Termination Fee. Ultralife has agreed to pay EnerSys or its designee a termination fee of $10,300,000 (which we refer to as the “Company Termination Fee”) if:

•	Ultralife terminates the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal;

•	EnerSys terminates the Merger Agreement following a Triggering Event; or

•

(i) an Acquisition Proposal (or an intention to make an Acquisition Proposal) has been made to the Ultralife Board of Directors or directly to Ultralife’s stockholders or otherwise publicly disclosed or known after the date of the Merger Agreement and not withdrawn (publicly, if it was publicly disclosed or known) prior to termination, (ii) thereafter the Merger Agreement is terminated by EnerSys or Ultralife pursuant to an Outside Date termination or because the Offer expired or was terminated without the acceptance of Shares, or by EnerSys pursuant to a breach by Ultralife occurring after the making or disclosure of such Acquisition Proposal, and (iii) within twelve (12) months after such termination, Ultralife enters into an agreement in respect of, or recommends to its stockholders, any Acquisition Transaction that is later consummated, or any Acquisition Transaction is consummated (whether or not with respect to the same Acquisition Proposal).

Reverse Termination Fee. EnerSys has agreed to pay Ultralife a termination fee of $10,300,000 (which we refer to as the “Reverse Termination Fee”), equal to the Company Termination Fee, within two (2) Business Days if (A) the Merger Agreement is terminated by either party upon the Outside Date and the only unsatisfied conditions relate to the HSR Act, the NSIA or other Antitrust Law approvals or clearances, (B) the Merger Agreement is terminated by Ultralife because EnerSys or Merger Sub fails to consummate the Offer or the Merger when all conditions have been satisfied or waived, or (C) the Merger Agreement is terminated due to a final and non-appealable Restraint issued under or in connection with the HSR Act, the NSIA or any other Antitrust Law. Except in the case of Fraud or Willful Breach, receipt of the Reverse Termination Fee will be Ultralife’s sole and exclusive remedy for such termination or failure.

Specific Performance. The parties have agreed that irreparable damage would occur in the event that the Parties do not perform their obligations under the provisions of the Merger Agreement in accordance with its specified terms or otherwise breach such provisions. The parties have further agreed that the parties will be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in addition to any other remedy to which they are entitled under the Merger Agreement.

Expenses. Except as otherwise provided therein, each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions to the Offer.”

Indication of Interest

Prior to signing the Merger Agreement, Ultralife and EnerSys entered into an Indication of Interest, dated as of July 14, 2026 (which we refer to as the “Indication of Interest”). Pursuant to the Merger Agreement, the confidentiality provisions of the Indication of Interest are incorporated into the Merger Agreement and survive until the Closing or, if the Merger Agreement is terminated, for one year following such termination. Under the Indication of Interest, each party (the “Disclosing Party”) may make available and disclose to the other party (the “Receiving Party”) information and materials which are confidential, proprietary or which are considered to be a trade secret (collectively, “Information”), including the discussion of the possible business combination. Each party agreed that, during the period beginning on the date of the Indication of Interest until the date that is two years following such date, it will not disclose any material non-public information about the Disclosing Party to any other person other than its directors, officers, employees, agents, potential and actual financing sources, advisors (including financial advisors, consultants, accountants and legal counsel) and affiliates and its affiliates’ respective directors, officers and employees (collectively, “Representatives”) who (a) have a need to know such Information for purposes of evaluating and discussing a possible business combination and (b) have been made aware of the confidentiality and nonuse obligations of the Indication of Interest.

The Receiving Party agreed that the degree of care used in protection of the Information shall meet reasonable commercial standards and shall in no event be less than the degree of care that the Receiving Party applies to its own confidential or proprietary materials, and agreed to not engage in any transactions involving the securities of the Disclosing Party while in possession of any material non-public information concerning the Disclosing Party or its business operations. Unless specifically authorized in writing by the Disclosing Party, the Receiving Party shall use Information solely for the purpose of evaluating and discussing the business combination. The Receiving Party shall be responsible for any breach of confidentiality by its Representatives, unless such Representative has executed a separate confidentiality agreement for the benefit of the Disclosing Party, and shall use commercially reasonable efforts to return or destroy, and cause its Representatives to return or destroy, all Information of the Disclosing Party upon written request of the Disclosing Party. These restrictions do not apply to Information that is (a) developed independently of the Disclosing Party’s Information, (b) obtained without restriction from a third party who had a legal right to make the disclosure, (c) publicly available other than through a breach by the Receiving Party or its Representatives or (d) known to the Receiving Party or its Representative at the time of its disclosure, without an existing duty to protect the Information. If the Receiving Party or its Representative is required to disclose by applicable law or to comply with any stock exchange or stock association rule any Information, it shall give prior written notice thereof to the Disclosing Party, to the extent permissible by law.

In addition, under the Indication of Interest, EnerSys agreed not to solicit for employment or hire any Ultralife employees for a period of two (2) years after the date of the Indication of Interest. EnerSys also agreed not to, directly or indirectly, except in collaboration with or with the prior express written consent of Ultralife, (a) enter into any transaction with any customer disclosed to, or introduced to, EnerSys by Ultralife (a “Restricted Customer”) which could have the effect of preventing Ultralife from receiving the full benefit of Ultralife’s current relationship with such Restricted Customer, or (b) solicit a Restricted Customer to enter into any such transaction, provided that EnerSys is not prohibited from conducting business with any customer with whom it had a material level of sales as of the date of the Indication of Interest, subject to the conditions set forth therein.

The Indication of Interest also provides that, without the prior written consent of the other party, and unless required by law, rule or regulation or policy of any national securities exchange or similar regulatory body, neither party shall make any disclosure prior to any consummation of the business combination regarding (a) the existence of or identity of the parties, (b) the fact that Ultralife and EnerSys are engaged in discussions or negotiations with respect to the proposed business combination and the fact that either party has provided information to the other party for its review, or (c) the subject matter or terms of the Indication of Interest. Except for the confidentiality, public disclosure and governing law provisions, the provisions of the Indication of Interest are not binding upon the parties, and the Indication of Interest is an expression of intent only.

The foregoing description of the Indication of Interest is a summary and is qualified in its entirety by reference to the full text of the Indication of Interest, which is filed as Exhibit (d)(3) of the Schedule TO of which this Offer to Purchase forms a part.

Support Agreement

The following summary of the Support Agreement is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (d)(2) to the Schedule TO. Ultralife is a party to the Support Agreement solely for purposes of Section 5.4 thereof, pursuant to which Ultralife has agreed to pay the fees and expenses incurred by the Supporting Stockholders in connection with the Support Agreement and the transactions contemplated thereby, whether or not the Offer or the Merger is consummated.

Pursuant to the Support Agreement, each Supporting Stockholder has agreed, among other things, to tender all of its Subject Shares in the Offer as promptly as practicable after, and in any event no later than ten (10) Business Days after, the commencement of the Offer (or, if later, the date of delivery of the Letter of Transmittal), and, once tendered, not to withdraw those Subject Shares unless and until the Support Agreement is validly terminated in accordance with its terms. If the Offer is terminated or withdrawn by EnerSys or Merger Sub, or if the Support Agreement is terminated, EnerSys and Merger Sub must promptly return, or cause any depositary acting on their behalf to return, all tendered Subject Shares.

During the Support Period, the Supporting Stockholders have also agreed, among other things, to vote all of their Subject Shares against any change in the Ultralife Board of Directors that is not recommended or approved by the Ultralife Board of Directors, against any Acquisition Transaction and against any other action intended or reasonably expected to impede or interfere with the Offer, the Merger or the other transactions contemplated by the Merger Agreement. The Support Agreement also restricts transfers of Subject Shares, subject to limited exceptions for permitted transferees that agree in writing to be bound by the Support Agreement. The Supporting Stockholders have waived and agreed not to exercise appraisal rights with respect to their Subject Shares in connection with the Merger and have agreed not to commence or join certain litigation relating to the Support Agreement, the Merger Agreement or the transactions contemplated thereby, subject in each case to the capacity and indemnification carve-outs described below.

The Support Agreement also contains a stockholder no-solicitation covenant. Notwithstanding that covenant, the Supporting Stockholders and their affiliates and representatives are not prohibited from participating in discussions or negotiations regarding a possible tender and support, voting or similar agreement in connection with an Acquisition Proposal if, and only for so long as, Ultralife is permitted under the Merger Agreement to engage in discussions relating to that Acquisition Proposal, provided that no Supporting Stockholder may enter into such an agreement unless and until the Support Agreement has been validly terminated in accordance with its terms.

The Support Agreement terminates automatically upon the earliest of (a) the termination of the Merger Agreement, (b) the Effective Time, (c) any modification, waiver or amendment to the Merger Agreement, without the prior written consent of the applicable Supporting Stockholder, that reduces the amount or changes the form of, or imposes any additional material conditions on the payment of, the Offer Price or Merger Consideration payable to such Supporting Stockholder, or extends the Outside Date beyond the date contemplated by the Merger Agreement as in effect at signing (after giving effect to any extensions in accordance with the Merger Agreement), (d) the expiration of the Offer without Merger Sub having accepted for payment the Shares tendered in the Offer and (e) the mutual written consent of the applicable Supporting Stockholder and EnerSys. In addition, if the Ultralife Board of Directors makes an Adverse Recommendation Change in compliance with the Merger Agreement, the tender and non-withdrawal obligations in Article I of the Support Agreement do not apply for so long as that Adverse Recommendation Change remains in effect (or while a dispute about compliance remains ongoing). If the Ultralife Board of Directors later withdraws the Adverse Recommendation Change and reaffirms the Company Recommendation (a “Renewed Recommendation”), each Supporting Stockholder must tender or re-tender its Subject Shares as promptly as practicable and in any event within five Business Days, or such shorter period prior to the Expiration Date.

The Support Agreement provides that each Supporting Stockholder enters into the agreement solely in its capacity as a stockholder of Ultralife and does not restrict any affiliate, employee or designee in his or her capacity as a director or officer of Ultralife or relieve any person of rights to indemnification, advancement of expenses or exculpation under applicable Law, Ultralife’s organizational documents, any indemnification agreement or the Merger Agreement.

12.	Purpose of the Offer; Plans for Ultralife.

Purpose of the Offer. The purpose of the Offer is for EnerSys, through Merger Sub, to acquire control of, and the entire equity interest in, Ultralife. The Offer, as the first step in the acquisition of Ultralife, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Merger Sub intends to consummate the Merger as soon as practicable following the Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement.

If you sell your Shares in the Offer, you will cease to have any equity interest in Ultralife or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you will also no longer have an equity interest in Ultralife. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Ultralife.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek a vote of the remaining public stockholders of Ultralife before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the vote of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of Ultralife in accordance with Section 251(h) of the DGCL.

Plans for Ultralife. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Ultralife and the board of directors of Ultralife (the “Ultralife Board of Directors”) shortly thereafter. EnerSys and Merger Sub are conducting a detailed review of Ultralife and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. EnerSys and Merger Sub will continue to evaluate the business and operations of Ultralife during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, EnerSys intends to review such information as part of a comprehensive review of Ultralife’s business, operations, capitalization and management with a view to optimizing development of Ultralife’s potential in conjunction with Ultralife’s and EnerSys’s existing businesses. We expect that all aspects of Ultralife’s business will be fully integrated into EnerSys. However, plans may change based on further analysis, including changes in Ultralife’s business, corporate structure, charter, bylaws, capitalization, Board of Directors and management.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12—“Purpose of the Offer; Plans for Ultralife,” and Section 13—“Certain Effects of the Offer,” EnerSys and Merger Sub have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Ultralife (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Ultralife, (iii) any material change in Ultralife’s capitalization or dividend policy, (iv) any other material change in Ultralife’s corporate structure or business, (v) changes to the management of Ultralife or the Ultralife Board of Directors, (vi) a class of securities of Ultralife being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Ultralife being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

Other than the Support Agreement (to which Bradford T. Whitmore, the Chair of the Ultralife Board of Directors, and certain of his affiliates are parties) and the indemnification and insurance provisions of the Merger Agreement, to the best knowledge of EnerSys and Merger Sub, as of the date of the Merger Agreement no employment, equity contribution or other agreement, arrangement or understanding existed between any executive officer or director of Ultralife, on the one hand, and EnerSys or Merger Sub, on the other hand, and the Offer is not conditioned upon any executive officer or director of Ultralife entering into any such agreement, arrangement or understanding. In addition, any compensation arrangement with Ultralife security holders entered into before the Acceptance Time must be approved in accordance with Rule 14d-10(d)(2) under the Exchange Act.

It is possible that certain members of Ultralife’s current management team will enter into new employment arrangements with EnerSys or the Surviving Corporation after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the completion of the Merger, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

The Board of Directors and officers of the Surviving Corporation at and immediately following the Effective Time will consist of the members of the Board of Directors and officers, respectively, of Merger Sub immediately prior to the Effective Time.

At the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will be amended and restated to read the same as the certificate of incorporation and bylaws, respectively, of Merger Sub in effect immediately prior to the Effective Time, subject to specified exceptions.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Merger Sub intends to consummate the Merger as soon as practicable following the Acceptance Time and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following the Acceptance Time), the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder of the Surviving Corporation will be EnerSys. Immediately following the consummation of the Merger, we intend and will cause Ultralife to delist the Shares from NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Ultralife to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Ultralife to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Ultralife, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Ultralife and persons holding “restricted securities” of Ultralife to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. We intend to and will cause Ultralife to delist the Shares from NASDAQ and terminate the registration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

14.	Dividends and Distributions.

The Merger Agreement provides that during the pre-closing period, except as expressly required or permitted by the Merger Agreement, as required by applicable Law or with the prior written consent of EnerSys, Ultralife will not declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares).

15.	Conditions to the Offer.

The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in the clauses below.

Notwithstanding any other term of the Offer or the Merger Agreement, Merger Sub shall not be required to accept for payment (and EnerSys shall not be required to cause Merger Sub to accept for payment) or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not validly withdrawn prior to the then-scheduled Expiration Date in connection with the Offer if, as of immediately prior to the expiration of the Offer, any of the following shall not have been satisfied or shall exist, as applicable:

(A) there shall not have been validly tendered and “received” (as such term is defined in Section 251(h) of the DGCL) and not validly withdrawn in accordance with the terms of the Offer a number of Shares that, together with the Shares, if any, then beneficially owned by Merger Sub or its “affiliates” (as such term is defined in Section 251(h) of the DGCL), would represent at least one Share more than 50% of the number of Shares that are issued and outstanding at the Acceptance Time (such condition being the “Minimum Condition”);

(B) (i) following notification of the Offer and the Merger in accordance with the NSIA and the Merger Agreement, the Secretary of State of the United Kingdom shall not have notified EnerSys Advanced Systems Inc. pursuant to section 14(8)(b)(ii) of the NSIA that no further action will be taken; or (ii) if the transaction is called in under the NSIA, the Secretary of State shall not have either (A) given a final notification confirming that no further action will be taken or (B) made a final order permitting the Offer and the Merger to proceed subject to remedies or requirements which are acceptable to EnerSys;

(C) the applicable waiting period under the HSR Act (and any extensions thereof) applicable to the acquisition by Merger Sub of Shares pursuant to the Offer and the consummation of the Merger shall not have expired or been terminated;

(D) any clearance, approval, consent, decision or expiration or termination of a waiting period under any applicable Law of any jurisdiction other than the United States shall not have been obtained, expired or terminated, as applicable, and remain in full force and effect; or

(E) any of the following conditions shall exist or shall have occurred and be continuing: (i) there shall be any Restraint in effect enjoining, restraining, preventing or prohibiting the making of the Offer or the consummation of the Offer or the Merger, or any Governmental Entity of competent jurisdiction shall have instituted, or notified EnerSys, Merger Sub or Ultralife in writing that it intends to institute, any Action that would be or would reasonably be expected to impose a Restraint on the making of the Offer or the consummation of the Offer or the Merger;

(E)(ii) (A) Ultralife shall have breached or failed to comply with any of its obligations, covenants or agreements under the Merger Agreement, or (B) (1) the representations and warranties of Ultralife set forth in Section 4.2 (Capital Stock) of the Merger Agreement are not true and correct in all respects as of the date of the Merger Agreement and as of the Expiration Date as though made as of the Expiration Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for only de minimis inaccuracies, (2) the other Company Fundamental Representations are not true and correct in all material respects as of the date of the Merger Agreement and as of the Expiration Date as though made as of the Expiration Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (3) the representations and warranties of Ultralife set forth in clause (ii) of Section 4.8 (Absence of Certain Changes or Events) of the Merger Agreement are not true and correct as of the date of the Merger Agreement and as of the Expiration Date as though made as of the Expiration Date (without disregarding the “Material Adverse Effect” qualification set forth therein), or (4) the representations and warranties of Ultralife set forth in the Merger Agreement (other than the representations and warranties of Ultralife set forth in the foregoing clauses (1), (2) and (3)) are not true and correct as of the date of the Merger Agreement and as of the Expiration Date as though made as of the Expiration Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for the failure of such representations or warranties to be so true and correct as would not, individually or in the aggregate, have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties in this clause (4), all materiality, “Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded);

(E)(iii) since the date of the Merger Agreement, there has been a Material Adverse Effect that is continuing;

(E)(iv) EnerSys and Merger Sub shall not have received a certificate of an executive officer of Ultralife, dated as of the then-scheduled Expiration Date, to the effect that the conditions set forth in clauses (E)(ii) and (E)(iii) have been satisfied as of immediately prior to the expiration of the Offer; or

(E)(v) the Merger Agreement shall have been validly terminated in accordance with its terms.

The conditions set forth in this Section 15 are for the sole benefit of EnerSys and Merger Sub and (except for the Minimum Condition and the condition in clause (E)(v)) may be waived by EnerSys or Merger Sub, in whole or in part, at any time and from time to time, in their sole discretion, on the terms and subject to the conditions of the Merger Agreement and applicable rules and regulations of the SEC.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Ultralife with the SEC and other information concerning Ultralife, we are not aware of any governmental license or regulatory permit that appears to be material to Ultralife’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Merger Sub or EnerSys as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Ultralife’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions to the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated thereunder, certain transactions may not be consummated until notifications have been given and information has been furnished to the FTC and the Antitrust Division and all statutory waiting-period requirements have been satisfied. For a cash tender offer, the applicable waiting period generally expires fifteen (15) calendar days after filing unless early terminated or extended by a Second Request, in which case it expires ten (10) calendar days after substantial compliance. EnerSys and Ultralife have agreed to make the HSR filing within ten (10) Business Days after the date of the Merger Agreement.

At any time, including before or after the expiration of the statutory waiting periods under the HSR Act if a filing has been made pursuant the HSR Act, or before or after the effective time, the U.S. Department of Justice or the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the Offer or Merger, to rescind the Offer or Merger or to conditionally permit completion of the Offer or Merger subject to regulatory conditions or other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the Offer or Merger or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances. Although neither EnerSys nor Ultralife believes that the Offer or Merger violates the antitrust laws, there can be no assurance that a challenge to the Offer or Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

See Section 15 – “Conditions to the Offer.”

United Kingdom National Security and Investment Act 2021. Under the NSIA, the UK Secretary of State may review acquisitions of control over qualifying entities or assets that carry on specified activities in, or supply goods or services to, the United Kingdom. Notifiable acquisitions in certain sensitive sectors may not be completed until approved by the Secretary of State, and a completed notifiable acquisition that has not been approved is void. Following notification, the Secretary of State may clear the transaction or “call in” the transaction for a full national security assessment, after which the Secretary of State may give a final notification that no further action will be taken or make a final order permitting the transaction to proceed subject to remedies or requirements, or prohibiting or unwinding it. Pursuant to the Merger Agreement, the acquisition of Shares in the Offer is conditioned on the NSIA Condition described in Section 15—“Conditions to the Offer,” and the parties have agreed to use reasonable best efforts to obtain NSIA clearance, subject to the limitations described in Section 11—“The Merger Agreement; Other Agreements—Regulatory Approvals.” EnerSys Advanced Systems Inc. submitted a mandatory notification under the NSIA on October 28, 2026. There can be no assurance that NSIA clearance will be obtained on a timely basis or at all, or without conditions that are unacceptable to EnerSys.

Other Foreign Antitrust and Regulatory Approvals. The Offer is also conditioned on the receipt of any required clearance, approval, consent or decision, or the expiration or termination of any required waiting period, under applicable Law of any jurisdiction other than the United States. Based on the information currently available, EnerSys and Ultralife do not believe any foreign antitrust or competition filings other than under the NSIA are required.

ITAR and National Industrial Security Matters. Ultralife and certain of its subsidiaries are registered with DDTC under the ITAR and hold facility security clearances under the National Industrial Security Program administered by the Defense Counterintelligence and Security Agency (“DCSA”). Pursuant to the Merger Agreement, the parties will submit a Material Change Notification to DDTC within five (5) days of the Closing pursuant to Section 122.4(a) of the ITAR. In addition, Ultralife will be required to report the change in ownership and control resulting from the Offer and the Merger to DCSA in accordance with the National Industrial Security Program Operating Manual, and DCSA may require the implementation of measures to mitigate foreign ownership, control or influence. Neither of these matters is a condition to the Offer.

State Takeover Laws. Ultralife is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three (3) years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Ultralife Board of Directors has approved the Merger Agreement, the Support Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL, and, accordingly, the restrictions of Section 203 do not apply to the Offer, the Merger, the Support Agreement or the other transactions contemplated by the Merger Agreement.

Ultralife, directly or through subsidiaries, may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15—“Conditions to the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Ultralife (for purposes of the Exchange Act); (ii) it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one (1) year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same consideration per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of Ultralife to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of Ultralife to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will have received a sufficient number of Shares to ensure that Ultralife will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Ultralife. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, EnerSys, Merger Sub and Ultralife will take all necessary and appropriate action to effect the Merger as soon as practicable after the Acceptance Time, without a meeting of stockholders of Ultralife in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights.

No appraisal rights are available to the holders or beneficial owners of Shares in connection with the Offer. Unless otherwise specified expressly herein, all references to a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders and beneficial owners who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. If the Merger is consummated, the holders and beneficial owners of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) demand appraisal in accordance with the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the consideration paid in the Offer and the market value of such Shares. Holders and beneficial owners of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:

•

by the later of the consummation of the Offer and twenty (20) days after the mailing of the Schedule 14D-9, deliver to Ultralife a written demand for appraisal of Shares held, which demand must reasonably inform Ultralife of the identity of the stockholder or beneficial owner, as applicable, and that the stockholder or beneficial owner, as applicable intends thereby to demand appraisal of such Shares (and, in the case of a demand made by a beneficial owner, the demand must reasonably identify the holder of record of the Shares for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s beneficial ownership of the Shares for which appraisal is demanded, include a statement that such documentary evidence is a true and correct copy of what it purports to be and provide an address at which the beneficial owner consents to receive notices given by the Surviving Corporation in the Merger under Section 262 and to be set forth on the verified list required by subsection (f) of Section 262);

•	not tender their Shares in the Offer; and

•

continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time (if a stockholder who demanded appraisal transfers or a beneficial owner who demanded appraisal ceases to beneficially own the Shares before the Effective Time, such person will lose appraisal rights with respect to the Shares).

The foregoing description is summary of the appraisal rights of stockholders and beneficial owners under the DGCL and the procedures to be followed by stockholders and beneficial owners desiring to exercise any appraisal rights available thereunder. The foregoing summary is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL will be included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares. The Supporting Stockholders have agreed in the Support Agreement not to exercise appraisal rights with respect to their Shares.

18.	Fees and Expenses.

EnerSys has retained D.F. King & Co., Inc. to be the Information Agent and Equiniti Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither EnerSys nor Merger Sub will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Merger Sub for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

19.	Miscellaneous.

The making of the Offer in jurisdictions other than the U.S. may be restricted or prohibited by law. We are not currently aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If we become aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, we cannot comply, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that jurisdiction. If you are in any doubt as to your eligibility to participate in the Offer, you should contact your professional adviser immediately. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

No person has been authorized to give any information or to make any representation on behalf of EnerSys or Merger Sub not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Merger Sub, Depositary or the Information Agent for the purpose of the Offer.

Merger Sub has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Ultralife has agreed to file with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 on the date of filing of the Schedule TO and, unless otherwise requested by Ultralife, the Schedule 14D-9 will be mailed to stockholders together with this Offer to Purchase. Copies of such documents, and any amendments thereto, may, when filed, be obtained from the SEC in the manner set forth under Section 7—“Certain Information Concerning Ultralife” above.

EnerSys Mergersub Inc.

October 28, 2026

SCHEDULE I — INFORMATION RELATING TO ENERSYS AND MERGER SUB

EnerSys

The following table sets forth information about EnerSys’s directors and executive officers as of October 27, 2026. The current business address of each person is c/o EnerSys, 2366 Bernville Road, Reading, PA 19605, and the business telephone number is (610) 208-1991. Except as provided below, all directors and executive officers listed below are citizens of the United States.

Name	Age	Position
Shawn M. O’Connell	53	Director, President and Chief Executive Officer

Andrea J. Funk	56	Executive Vice President and Chief Financial Officer

Chad C. Uplinger	54	President Industrial Mobility Solutions

Keith D. Fisher	51	President Network & Infrastructure Solutions

Mark E. Matthews	54	Chief Technology Officer and President Precision Power Solutions

Navi Grewal	53	Chief Digital, AI and Information Officer

Caroline Chan	63	Director

Steven M. Fludder	66	Director

Dave Habiger	57	Director

Howard I. Hoffen	62	Director

Lauren Knausenberger	45	Director

Tamara Morytko	55	Director

Paul J. Tufano	73	Director and Independent Non-Executive Chair of the Board

Ronald P. Vargo	72	Director

Rudolph Wynter	62	Director

Executive Officers of EnerSys

Shawn M. O’Connell, age 53, Director, President and Chief Executive Officer. Mr. O’Connell has served as President and Chief Executive Officer and a Director of EnerSys since May 2025. Prior thereto, he served as President and Chief Operating Officer since November 2024. From November 2023 to November 2024, Mr. O’Connell served as President, Energy Systems Global. Prior thereto, Mr. O’Connell served as President, Motive Power Global since July 2020.

Andrea J. Funk, age 56, Executive Vice President and Chief Financial Officer. Ms. Funk joined EnerSys in December 2018 and served as Vice President Finance, Americas. She was promoted to Executive Vice President & Chief Financial Officer effective April 1, 2022.

Chad C. Uplinger, age 54, President Industrial Mobility Solutions. Mr. Uplinger has served as President, Industrial Mobility Solutions since May 2026. From November 2023 to May 2026, Mr. Uplinger served as President, Motive Power Global.

Keith D. Fisher, age 51, President Network & Infrastructure Solutions. Mr. Fisher has served as President, Network & Infrastructure Solutions since May 2026. He previously served as President, Energy Systems Global from January 2025 to May 2026. Prior to joining EnerSys, he had a 27-year career at Honeywell.

Mark E. Matthews, age 54, Chief Technology Officer and President Precision Power Solutions. Mr. Matthews has served as Chief Technology Officer since August 2025 and President Precision Power Solutions since May 2026. Prior thereto, he served as President, Specialty Global since April 2024.

Navi Grewal, age 53, Chief Digital, AI and Information Officer. Ms. Grewal joined EnerSys as Chief Digital, AI and Information Officer on October 16, 2026. Prior to joining EnerSys, Ms. Grewal served as Global Chief Digital and Technology Officer at MasterBrand Cabinets from October 2021 to October 2026.

Directors of EnerSys

Caroline Chan, age 63, Director. Ms. Chan has been a Director of EnerSys since 2020. She retired from Intel Corporation as Vice President and General Manager of Telco and Edge AI business in August 2025. From 2018 to 2024, she was the Vice President and General Manager of the Network Business Incubator Division at Intel. Ms. Chan has held numerous other positions with Intel, including Vice President and General Manager of the 5G Infrastructure Division.

Steven M. Fludder, age 66, Director. Mr. Fludder has been a Director of EnerSys since 2020. From October 2020 to January 2024, he was the President and Chief Executive Officer of LS Energy Solutions LLC, an energy storage and related technologies company. From 2017 to 2020, he served as the Chief Executive Officer of NEC Energy Solutions, Inc. From 2015 to 2017, he was the Chief Executive Officer of alpha-EN Corporation. From 2010 to 2014, he was Senior Executive Vice President, Division General Manager and Samsung Group Officer for Samsung Engineering. Prior to that, he had a 27-year career with General Electric in various executive roles in the electric power and aviation industries.

Dave Habiger, age 57, Director. Mr. Habiger has been a Director of EnerSys since 2024. He has served as Vice Chairman of J.D. Power since May 2025, and formerly as Chief Executive Officer and President from March 2018 to May 2025. He previously served as Chief Executive Officer at the software companies Textura Corporation, NDS Group, Ltd., and Sonic Solutions between 2005 and 2016.

Howard I. Hoffen, age 62, Director. Mr. Hoffen has been a Director of EnerSys since it became publicly traded in July 2004. He has served as Chairman, Chief Executive Officer and Managing Director of Metalmark Capital LLC, a private equity firm, since 2004. Prior to this role, he served as Chairman and Chief Executive Officer of Morgan Stanley Capital Partners from 2001 to 2004, after having performed various roles in the private equity group since he joined Morgan Stanley in 1985.

Lauren Knausenberger, age 45, Director. Ms. Knausenberger has been a Director of EnerSys since August 2024. She most recently served as Executive Vice President and Chief Innovation Officer of Science Applications International Corporation (SAIC) from October 2023 to November 2025. From June 2017 to June 2023, she held various senior positions with the U.S. Air Force, including Chief Information Officer from August 2020 to June 2023.

Tamara Morytko, age 55, Director. Ms. Morytko has served as a Director of EnerSys since December 2022. From September 2023 through March 2026, she served as the Senior Vice President and Group President at Hillenbrand, a global industrial company. Prior to that, she served as the President of the Pumps Division at Flowserve Corporation from September 2020 through February 2023, and was the Chief Operating Officer at Norsk Titanium from February 2018 until September 2020.

Paul J. Tufano, age 73, Independent Non-Executive Chair of the Board. Mr. Tufano has been a Director of EnerSys since April 2015 and Non-Executive Independent Chair of the Board of Directors since August 2024. He served as President and Chief Executive Officer of Benchmark Electronics, Inc., a contract manufacturer of electronic equipment, from September 2016 to October 2019. Prior to that, Mr. Tufano served as Chief Financial Officer of the Alcatel-Lucent Group from December 2008 through September 2013.

Ronald P. Vargo, age 72, Director. Mr. Vargo has been a Director of EnerSys since August 2017. He served as Executive Vice President and Chief Financial Officer of ICF International, Inc., a global consulting and technology services company, from April 2010 to May 2011. Prior to that, he served as Executive Vice President and Chief Financial Officer of Electronic Data Systems (EDS), a global technology services company.

Rudolph Wynter, age 62, Director. Mr. Wynter has been a Director of EnerSys since August 2022. From April 2021 through September 2024, he served as the President of National Grid PLC’s New York business, where he led their regulated energy delivery portfolio. Prior thereto, in his more than 30-year tenure at National Grid and its legacy companies, he served in many senior and operational roles.

Merger Sub

The following table sets forth information about the directors and executive officers of EnerSys Mergersub Inc. as of October 27, 2026. The current business address of each person is c/o EnerSys, 2366 Bernville Road, Reading, PA 19605, and the business telephone number is (610) 208-1991. Except as provided below, all directors and executive officers listed below are citizens of the United States.

Name	Age	Position
Andrea J. Funk	56	Director and President

David Beaver	50	Director and Treasurer

Henry Stratton-Brown	60	Secretary

Directors and Executive Officers of Merger Sub

Andrea J. Funk, age 56, Executive Vice President and Chief Financial Officer. Ms. Funk joined EnerSys in December 2018 and served as Vice President Finance, Americas. She was promoted to Executive Vice President & Chief Financial Officer effective April 1, 2022.

David Beaver, age 50, Director and Treasurer of Merger Sub. Mr. Beaver has served as Vice President and Treasurer of EnerSys since joining EnerSys in April 2026. Prior to joining EnerSys he had a 27-year career including various accounting and finance roles at Crown Holdings, Inc. and PwC.

Henry Stratton-Brown, age 60, Secretary of Merger Sub. Mr. Stratton-Brown joined EnerSys in October 2005 and served as Controller, Europe. He was promoted to Vice President Finance, Americas in 2009 and has served as Vice President, Transformation – Finance since May 2026.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by express mail, courier, or other expedited service: Equiniti Trust Company, LLC 1110 Centre Pointe Curve Suite # 101 Mendota Heights, MN 55120 Attn: Onbase - Reorganization Department	By mail: Equiniti Trust Company, LLC Operations Center Attn: Onbase - Reorganization Department 1110 Centre Pointe Curve Suite # 101 Mendota Heights, MN 55120

Delivery will only be deemed valid if delivered in Line with the instructions above.

Questions and requests for assistance may be directed to the Information Agent at its addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be directed to the Information Agent. Such copies will be furnished promptly at Merger Sub’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Merger Sub will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

28 Liberty Street, 53rd Floor

New York, NY 10005

Stockholders may call toll free: (866) 388-7535

Banks and Brokers may call collect: 212-931-0845